EXECUTION COPY

AURORA CANNABIS INC.

– and –

AURORA CANNABIS ENTERPRISES INC.

– and –

AURORA MARIJUANA INC.

– and –

CANVASRX INC.

– and –

EACH OF THE SHAREHOLDERS OF CANVASRX HOLDINGS INC.

AMENDED AND RESTATED SHARE PURCHASE
AGREEMENT

     August 9, 2016
as amended and restated
August 16, 2016

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EXECUTION COPY

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 9th day of August, 2016, as amended and restated August 16, 2016

AMONG:

AURORA CANNABIS INC., a corporation incorporated under the laws of the Province of British Columbia with its registered address at 1500 - 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5 ("Aurora")

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AURORA CANNABIS ENTERPRISES INC., a corporation incorporated under the laws of the Province of Alberta with its registered address at 2200, 10155-102 St., Edmonton, Alberta, T5J 4G8 ("Aurora LP")

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AURORA MARIJUANA INC., a corporation incorporated under the laws of the Province of Alberta with its registered address at 2200, 10155-102 St., Edmonton, Alberta, T5J 4G8 ("AMJ" and together with Aurora and Aurora LP, the "Aurora Companies")

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CANVASRX INC., a corporation incorporated under the laws of the Province of Ontario with its registered address at 300-1084 Queen Street West, Toronto, Ontario, M6J 1H8 ("CanvasRx")

- and

EACH OF THE UNDERSIGNED SHAREHOLDERS OF CANVASRX (collectively, the "CanvasRx Shareholders")

(each a "Party" and collectively, the "Parties")

RECITALS:

A.	The CanvasRx Shareholders are the sole legal and beneficial owners of all of the issued and outstanding shares of CanvasRx (the "Purchased Shares");

B.

Aurora is the sole legal and beneficial owner of all of the issued and outstanding shares of AMJ and AMJ is the sole legal and beneficial owner of all of the issued and outstanding shares of Aurora LP;

C.	AMJ wishes to purchase and the CanvasRx Shareholders wish to sell to AMJ all of the Purchased Shares subject to the terms and conditions set forth herein; and

D.	Certain amendments were made to the Agreement on August 16, 2016.

NOW THEREFORE the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement:

(a)	"Act" means the Controlled Drugs and Substances Act S.C. 1996, c.19 as the same may be amended from time to time and includes any successor or replacement legislation;

(b)	"Affected Obligations" has the meaning attributed to such term in Section 9.2(a);

(c)	"Affiliate" has the meaning set forth in National Instrument 45-106 Prospectus and Registration Exemptions;

(d)

"Agreement" means this agreement, and all appendices attached to this agreement, in each case as they may be amended or supplemented from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this agreement and unless otherwise indicated, references to Articles and sections are to Articles and sections in this Agreement;

(e)	"Applicable Environmental Laws" means all Applicable Laws and Environmental Permits relating to the Environment and the transportation of dangerous goods and occupational health and safety;

(f)

"Applicable Laws" means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, regulations, rules, by-laws, ordinances, protocols, practices, regulatory policies, codes, guidelines, official directives, orders, rulings, judgments and decrees of any Governmental Authority, and all conditions, restrictions or requirements imposed by the terms of, or applicably by reason of, any permits, approvals, review processes of any Governmental Authority or any filings with respect to any work under any Contract including, without limitation, any applicable building permits;

(g)

"Applicable Privacy Laws" means all Applicable Laws relating to the collection, use, disclosure and storage of Personal Information, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada);

(h)

"Approvals" means approvals, certificates, authorizations, Consents, filings, permits, grants, licences, notifications, privileges, registrations, rights, orders, judgments, rulings, directives, ordinances, decrees, registrations and filings;

(i)	"Arbitrator" has the meaning attributed to such term in Section 7.1(c);

(j)	"Audit" has the meaning attributed to such term in Section 2.12(a);

(k)	“Aurora Amounts” means $230,700, exclusive of applicable Taxes, owing by Aurora to CanvasRx pursuant to outstanding invoices payable for June and July of 2016;

(l)	"Aurora Business" means, with respect to each Aurora Group Company, the business of such Aurora Group Company as currently conducted;

(m)	"Aurora Common Shares" means common shares in the capital of Aurora;

(n)

"Aurora Disclosure Letter" means the letter dated as of the date of this Agreement from the Aurora Companies to the CanvasRx Shareholders in connection with this Agreement, and acknowledged by the CanvasRx Shareholders;

(o)

"Aurora Financial Statements" means the audited consolidated balance sheets, statements of income, retained earnings and cash flows of the Aurora Group Companies for their fiscal period ended June 30, 2015 prepared in accordance with IFRS, along with the Aurora Group Companies' condensed interim unaudited consolidated financial statements for the 9-month ended March 31, 2016;

(p)	"Aurora Group Companies" means, collectively, the Aurora Companies, 1769474 Alberta Ltd., Australis Capital Inc.;

(q)	"Aurora Group Company Material Contract" has the meaning attributed to such term in Section 3.2(l);

(r)

"Aurora's Knowledge" means the actual knowledge of Terry Booth, Steve Dobler, Jason Dyck, Chuck Rifici, Adam Szweras and Michael Singer, together with the knowledge which they would have had if they made inquiries and investigations into the relevant matter that a reasonably prudent individual would have made in similar circumstances;

(s)	"Aurora Leases" means the leases with respect to the Aurora Leased Real Property;

(t)	"Aurora Leased Real Property" means the leased property set out in Section 3.2(w) of the Aurora Disclosure Letter;

(u)

"Aurora Licensed Intellectual Property" means any Intellectual Property owned by a Person other than an Aurora Group Company and used by an Aurora Group Company pursuant to a licence, sub-licence, lease, sub-lease, royalty, conditional sale, strategic alliance or other similar arrangement;

(v)	"Aurora Owned Intellectual Property" means any Intellectual Property owned by an Aurora Group Company;

(w)	"Blackout Period" means the time period that Aurora LP fails to maintain supply requirements as set forth in the Model;

(x)	"Business Day" means any day, other than Saturday, Sunday or any statutory holiday in the Province of British Columbia, the Province of Alberta or the Province of Ontario;

(y)	"Calculation Date" has the meaning attributed to that term in Section 2.5(e);

(z)	"Cannabis" has the meaning attributed to that term in Section 2.6(a)(i);

(aa)	"CanvasRx Advances" has the meaning set out in Section 2.8(a);

(bb)	"CanvasRx Business" means, with respect to CanvasRx, the business of CanvasRx as currently conducted;

(cc)	"CanvasRx Debt" has the meaning attributed to that term in Section 2.8(a);

(dd)

"CanvasRx Disclosure Letter" means the letter dated as of the date of this Agreement from the CanvasRx Shareholders to the Aurora Companies in connection with this Agreement, and acknowledged by the Aurora Companies;

(ee)

"CanvasRx Financial Statements" means the unaudited consolidated balance sheets, statements of income, retained earnings and cash flows of CanvasRx for its fiscal period ended October 31, 2015 prepared in accordance with Canadian generally accepted principles;

(ff)	"CanvasRx Lease" means the lease with respect to the CanvasRx Leased Real Property;

(gg)	"CanvasRx Leased Real Property" means the leases set forth in the CanvasRx Disclosure Schedule;

(hh)

"CanvasRx Licensed Intellectual Property" means any Intellectual Property owned by a Person other than CanvasRx and used by CanvasRx pursuant to a licence, sub-licence, lease, sub-lease, royalty, conditional sale, strategic alliance or other similar arrangement;

(ii)	"CanvasRx Material Contract" has the meaning attributed to such term in Section 3.1(l);

(jj)	"CanvasRx Owned Intellectual Property" means any Intellectual Property owned by CanvasRx;

(kk)

"CanvasRx Shareholder Personal Information" means any information about the CanvasRx Shareholder required to be disclosed to any Governmental Authority, whether pursuant to a prescribed form or pursuant to a request made by a Governmental Authority;

(ll)	"CCC" means 2425451 Ontario Inc., d/b/a/ Canadian Cannabis Clinics;

(mm)	"Change of Control" has the meaning attributed to that term in Section 2.5(i);

(nn)	"Change of Control of CanvasRx" means the occurrence of any of;

(i)

any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert after the Closing Date acquires the direct or indirect "beneficial ownership" (as defined in the Business Corporations Act (Ontario)) of, or acquires the right to exercise control or direction over, securities of CanvasRx representing fifty percent (50%) or more of the then issued and outstanding voting securities of CanvasRx in any manner whatsoever, including, without limitation, as a result of a takeover bid, an issuance or exchange of securities, an amalgamation of CanvasRx with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of CanvasRx to a Person or any group of two (2) or more Persons acting jointly or in concert;

(iii)	the dissolution or liquidation of CanvasRx;

(iv)

the occurrence of a transaction requiring approval of CanvasRx's shareholders whereby CanvasRx is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two (2) or more Persons acting jointly or in concert; or

(v)	the board of directors of CanvasRx passes a resolution to the effect that an event comparable to an event set forth in this definition has occurred;

(oo)	"Change of Law" has the meaning attributed to such term in Section 9.2(a);

(pp)	"Change of Law Notice" has the meaning attributed to such term in Section 9.2(a);

(qq)	"Change Period" has the meaning attributed to such term in Section 9.2(b);

(rr)	"Claim" means a claim for indemnification by an Indemnified Party pursuant to Sections 6.1, 6.2 or 6.3, respectively;

(ss)	"Closing" means the completion of the purchase and sale of the Purchased Shares pursuant to this Agreement at the Closing Time;

(tt)	"Closing Date" means August 16, 2016;

(uu)	"Closing Time" means 11:59 p.m., EST, on the Closing Date;

(vv)	"Confidential Information" has the meaning attributed to such term in Section 10.2;

(ww)	"Consents" means, collectively, all of the consents, permissions or approvals of:

(i)	any Governmental Authority;

(ii)	any Person pursuant to or in connection with any Contract, required in connection with the transactions contemplated by this Agreement;

(xx)	"Consultation and Support Services Agreement" means a consultation and support services agreement between CanvasRx and an Other LP;

(yy)	"Consultation Period" has the meaning attributed to such term in Section 7.1(b);

(zz)	"Contracts" means any contract, agreement, commitment, lease or other binding instrument, whether written or oral;

(aaa)	"Direct Claim" means a Claim which originates pursuant to this Agreement and does not involve a Third Party Claim;

(bbb)

"Direction" means the direction executed by the CanvasRx Shareholders and delivered to Aurora directing Aurora to deliver the Purchase Price, whether payable on the Closing Date or thereafter, in accordance with such direction;

(ccc)	"Dispute" has the meaning attributed to such term in Section 7.1;

(ddd)	"Earn-Out Debenture" has the meaning attributed to that term in Section 2.5(i)(ii);

(eee)	"Earn-Out Payment" has the meaning attributed to that term in Section 2.5(a);

(fff)	"Earn-Out Payment Date" has the meaning attributed to that term in Section 2.5(e);

(ggg)	"Earn-Out Payment Shortfall" has the meaning attributed to that term in Section 2.5(i)(ii);

(hhh)	"Earn-Out Share Issuance" has the meaning attributed to that term in Section 2.5(h);

(iii)

"Employee Plans" means all oral or written plans, arrangements, agreements, programs, policies, practices or undertakings, whether formal or informal, funded or not, with respect to some or all of the current or former directors, officers, employees, subcontractors, independent contractors or agents of the applicable Party which provide for or relate to:

(i)

bonus, profit sharing or deferred profit sharing, performance compensation, commissions, draw, deferred or incentive compensation, share compensation, share purchase or share option purchase, share appreciation rights, phantom stock, vacation or vacation pay, sick pay, employee loans, or any other compensation in addition to salary ("Incentive Plans");

(ii)

retirement or retirement savings, including, registered or unregistered pension plans, pensions, supplemental pensions, registered retirement savings plans and retirement compensation arrangements ("Pension Plans"); or

(iii)

insured or self-insured benefits for or relating to income continuation or other benefits during absence from work (including sick leave, short term disability, long term disability, maternity or parental leave, supplements and workers compensation), hospitalization, health, welfare, legal costs or similar expenses, medical or dental treatments or similar expenses, life or dependent insurance, accident, death or survivor's benefits, supplementary employment insurance, day care, tuition or professional commitments or expenses or any other similar employment benefits ("Benefit Plans");

(jjj)

"Encumbrance" means any security interest, lien, charge, pledge, encumbrance, mortgage, hypothec, adverse claim or title retention agreement, preferential right, trust arrangement, contractual right of set-off or other security agreement or arrangement of any nature or kind whatsoever;

(kkk)

"Environment" means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms and includes indoor spaces;

(lll)

"Environmental Permits" means all permits, licences, approvals, consents, authorizations, registrations and certificates issued or provided by a Governmental Authority pursuant to Applicable Environmental Laws;

(mmm)	"Exchange" means the Canadian Securities Exchange (or such other replacement recognized Canadian stock exchange upon which the Aurora Common Shares are listed for trading);

(nnn)	"Financing" means the brokered private placement and concurrent non-brokered private placement which closed August 9, 2016 pursuant to which Aurora raised gross proceeds of $23,000,000.00;

(ooo)	"First Patient Tranche Payment" has the meaning attributed to that term in Section 2.4(a)(ii);

(ppp)	"Floor Price" means $0.40 per Aurora Common Share;

(qqq)

"Force Majeure " means, in respect of a Party, any occurrence of lightning, fire, storm, flood, earthquake, accumulation of snow or ice, explosion, declared war, act of terrorism, failure of public utilities, pestilence, quarantine, civic unrest, labour strike, walk-out, lock- out or unrest, temporary emergency assertion or requirement of any Governmental Authority, epidemic, destruction of facilities or trade embargos which are beyond the reasonable control of the Party acting (and having acted) in a commercially reasonable manner and which prevents the Party from performing any of its obligations under this Agreement or a Transaction Document;

(rrr)	"Force Majeure Event" has the attributed to such term in Section 9.1(a);

(sss)	"Governmental Authority" means any:

(i)	federal, provincial, state, regional, municipal, local or other government, domestic or foreign;

(ii)	governmental or quasi-governmental authority of any nature including any agency, branch, department, commission, board, court or tribunal;

(iii)	body exercising any administrative, executive, judicial, legislative, police, regulatory, expropriation or taxing authority, domestic or foreign; or

(iv)	self-regulatory organization or stock exchange having jurisdiction in the relevant circumstances;

(ttt)

"IFRS" means International Financial Reporting Standards applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

(uuu)	"Indemnified Party" means a Person whom the CanvasRx Shareholder or the Aurora Companies, as the case may be, is required to indemnify under Article 6;

(vvv)	"Indemnifying Party" means, in relation to an Indemnified Party, a Party to this Agreement that is required to indemnify such Indemnified Party under Article 6;

(www)	"Initial Patient Payments" has the meaning attributed to that term in Section 2.4(b);

(xxx)	"Intellectual Property" means:

(i)

inventions, arts, processes, compositions of matter, business methods, developments and improvements (whether or not patented or the subject of an application for patent, whether or not patentable and whether or not reduced to practice), and all improvements thereto;

(ii)

all patents, pending patent applications and rights to file patent applications for the inventions referred to in (i) above, all patent disclosures and invention disclosures, and all rights of priority, reissue, divisional, continuation or continuation-in-part applications, revisions, extensions and re-examinations in connection therewith;

(iii)

all trade-marks, trade dress, logos, trade names, business names, corporate names and domain names, all translations, adaptations, derivations and combinations thereof, all goodwill associated therewith, and all applications, registrations and renewals in connection therewith;

(iv)	all copyrightable works and all copyrights, and all applications, registrations and renewals in connection therewith;

(v)	all source code, customized computer programs, processes, and all applications, registrations and renewals in connection therewith;

(vi)	all industrial designs, and all applications, registrations and renewals in connection therewith;

(vii)	all other intellectual and industrial property (whether or not registered or the subject of an application for registration and whether or not registrable);

(viii)	all copies and tangible embodiments of any of the foregoing (in whatever form or medium); and

(ix)	all common law, statutory and contractual rights to the property and rights referred to in this Section 1.1(xxx);

(yyy)	"Issue Date" has the meaning attributed to that term in Section 2.7;

(zzz)	"Licensed Producer" has the meaning attributed to such term in the Regulations;

(aaaa)	"Loan Amount" means the amount of $450,000.00 loaned to CanvasRx Holdings Inc. by Aurora on February 12, 2016;

(bbbb)

"Loss" means any loss, injury, liability, damage, cost, expense (including reasonable legal and consulting fees and disbursements), or deficiency of any kind or nature, suffered or incurred by an Indemnified Party, in connection with any Claim made by it hereunder, including in respect of any proceeding, assessment, judgment, settlement or compromise relating thereto;

(cccc)

"Majority of the CanvasRx Shareholders" means those CanvasRx Shareholders that would be entitled to receive not less than half of the Purchase Price to be paid to the CanvasRx Shareholders in accordance with the terms of this Agreement;

(dddd)	"Material Adverse Change" or "Material Adverse Effect" means any event or change that:

(i)	is, or is reasonably likely to be, materially adverse to a Person, its financial condition or its results of operations, or

(ii)

prevents, or would reasonably be likely to prevent, consummation of the transaction of purchase and sale provided for hereunder provided that in no event shall any event or change resulting from or arising in connection with any of the following constitute a Material Adverse Effect:

(A)	any change in Canadian generally accepted accounting principles;

(B)	the adoption, proposal, implementation or change in Applicable Law or any interpretation thereof;

(C)

any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national, regional or global financial or capital markets and which does not have a materially disproportionate effect on a Person;

(D)	any change affecting the industry in which a Person operates which does not have a materially disproportionate effect on the Person;

(E)	any natural disaster; or

(F)	the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby;

(eeee)	"Maturity Date" has the meaning attributed to that term in Section 2.5(k);

(ffff)	"Milestone" has the meaning attributed to that term in Section 2.5(a);

(gggg)

"MMPR Licence" means the full licence number 10-MM0069/2015 issued by Health Canada to Aurora LP pursuant to section 25 of the Regulations permitting Aurora LP to cultivate and sell dried marihuana, fresh marihuana and cannabis oil, and includes any successor or replacement licence issued by Health Canada to Aurora LP pursuant to the Regulations;

(hhhh)	"Model" has the attributed to such term in Section 5.4;

(iiii)	"New Counselling Room" has the meaning attributed to such term in Section 2.5(b);

(jjjj)	"New Counselling Room Milestone" has the meaning attributed to such term in Section 2.5(b);

(kkkk)	"Non-Competition Covenants" has the meaning attributed to such term in Section 5.1;

(llll)	"Notice of Claim" has the meaning attributed to such term in Section 6.4;

(mmmm)	"Other LP" has the meaning attributed to that term in Section 2.6(a)(iii);

(nnnn)	"Party" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and "Parties" means every Party;

(oooo)	"Paying Aurora Patient" has the meaning attributed to that term in Section 2.6(a)(i);

(pppp)	"Paying Other LP Patient" has the meaning attributed to that term in Section 2.6(a)(iii);

(qqqq)	"Permits" has the meaning attributed to such term in Section 3.2(z);

(rrrr)	"Permitted Debt" has the meaning attributed to that term in Section 2.8;

(ssss)	"Permitted Encumbrances" means:

(i)

Encumbrances for Taxes either not due and payable or due but for which notice of assessment has not been given and Encumbrances for Taxes, assessments and governmental charges due and being contested in good faith and diligently by appropriate proceedings (and for the payment of which adequate provision has been made);

(ii)

Encumbrances claimed or held by any Governmental Authority that have not at the time been filed or registered against the title to an asset or served upon the applicable Person pursuant to Applicable Law or that relate to obligations not due or delinquent;

(iii)

assignments of insurance provided to the landlord (or its mortgagee(s)) pursuant to the terms of the Aurora Lease or CanvasRx Lease, as applicable and Encumbrances or rights reserved in Aurora Lease or CanvasRx Lease, as applicable for rent or for compliance with the terms of such lease; and

(iv)

any Encumbrances given in the ordinary course of business to any Governmental Authority in connection with the operations of the applicable business, other than any Encumbrances for borrowed money; and

(v)	in the case of the Aurora Group Companies, the Specific Permitted Encumbrances;

(tttt)

"Person" means any individual, sole proprietorship, partnership, limited partnership, joint venture, syndicate, body corporate with or without share capital, unincorporated association or trust and, where the context requires, any of the foregoing when acting as trustee, executor, administrator or other legal representative;

(uuuu)

"Personal Information" means the type of information regulated by Applicable Privacy Laws and collected, used or disclosed by a Person, including information such as an individual's name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records, but does not include the name, title or business address or telephone number of an employee;

(vvvv)	"Pre-Reorganization CanvasRx" means the entity known as CanvasRx Inc. prior to the consummation of the Reorganization, which amalgamated with CanvasRx Holdings Inc. to form CanvasRx;

(wwww)	"Purchase Price" has the meaning attributed to such term in Section 2.2;

(xxxx)	"Purchased Shares" has the meaning attributed to that term in Recital A;

(yyyy)

"Records" means all such documents, patient records, invoices, purchase orders, records and other information of the Aurora Group Companies (and any Affiliates thereof as necessary) as required to be maintained by the Regulations and other Applicable Law and such other additional financial and working papers used to determine or confirm an Earn- Out Payment, Milestone of any kind or a Patient Equivalent;

(zzzz)	"Registered Aurora Patient" has the meaning attributed to that term in Section 2.6(a)(ii);

(aaaaa)	"Registered Other LP Patient" has the meaning attributed to that term in Section 2.6(a)(iv);

(bbbbb)

"Regulations" means the Marihuana for Medical Purposes Regulations, and any successor or replacement regulations, promulgated under the Act as the same may be amended from time to time and includes all notices, guidance, guidelines and ancillary rules or regulations promulgated thereunder or in connection therewith;

(ccccc)	"Representative" has the meaning attributed to such term in Section 8.1;

(ddddd)	"Reorganization" means the pre-Closing reorganization transactions consummated prior to the Closing Time, the material terms of which are described in Exhibit "A" attached hereto;

(eeeee)	"Representing Parties" means, collectively, Joseph del Moral, Hannan Fleiman and Ronan Levy and each is a "Representing Party";

(fffff)

"Representing Parties' Knowledge" means the actual knowledge of the Representing Parties, together with the knowledge which they would have had if they had made inquiries and investigations into the relevant matter that a reasonably prudent individual would have made in similar circumstances;

(ggggg)	"Return of Aurora Common Shares" has the meaning attributed to such term in Section 6.12;

(hhhhh)	"Revenue" means revenue generated by Aurora LP (or an Affiliate or Subsidiary of Aurora LP) from a Patient Equivalent for:

(i)	the sale Cannabis products;

(ii)	fees generated pursuant to Consultation and Support Services Agreements;

(iii)

the sale of ancillary products used in the administration of Cannabis (vaporizers) for products sold by CanvasRx as of the Closing Date, up to a maximum of $500,000.00 of revenue for any twelve (12) month period;

(iv)	the sale of any products or services agreed to in writing by the Representative and Aurora LP,

provided that, revenue shall include deductions on account of any discounts, rebates or chargebacks which:

(A)	apply to all Aurora LP customers;

(B)	are part of a defined, limited time, promotional program;

(C)	are part of a defined compassion pricing program; or

(D)	are approved by the Representative in writing;

(iiiii)	"Safe Conversion Amount" has the meaning attributed to that term in Section 2.5(k)(v);

(jjjjj)	"Second Patient Tranche Payment" has the meaning attributed to that term in Section 2.4(b);

(kkkkk)	"SEDAR" means System for Electronic Document Analysis and Retrieval;

(lllll)	"Services Agreement" has the meaning attributed to that term in Section 4.1(a)(iii)(B);

(mmmmm)	"Set-Off Final Determination" has the meaning attributed to that term in Section 10.2;

(nnnnn)

"Specific Permitted Encumbrances" means the mortgages and personal property registrations by KV Capital Inc. and R.C. Morris & Company Special Opportunities Fund III Limited Partnership as disclosed by Aurora on SEDAR;

(ooooo)

"Subsidiary" means, with respect to any Person, a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary and, for purposes of this definition, a Person controls a second Person if:

(i)

the Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the Person to elect a majority of the directors of the second Person, unless the Person beneficially owns or exercises control or direction over voting securities only to secure an obligation;

(ii)	the second Person is a partnership, the Person beneficially owns or exercises control or direction over more than fifty percent (50%) of the interests in the partnership; or

(iii)	the second Person is a limited partnership, the Person is the general partner of the limited partnership or the control Person of the general partner;

(ppppp)

"Substance" means any substance or material which under any Applicable Environmental Law is defined to be "hazardous", "toxic", "deleterious", "caustic", "dangerous", a "contaminant", a "pollutant", a "dangerous good", a "waste", a "source of contamination" or a source of a "pollutant";

(qqqqq)

"Tax" and "Taxes" means all taxes, assessments, reassessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits), windfall profits taxes, gross receipts taxes, withholding or similar taxes, branch taxes, net worth taxes, surtaxes, production taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, goods and services tax, harmonized sales tax, capital taxes, stamp taxes, premium taxes, property taxes, land transfer taxes, mining taxes, environmental taxes, franchise taxes, licence taxes, health taxes, payroll taxes, employment taxes, severance taxes, social security premiums, employment insurance or compensation premiums, Canada or Quebec Pension Plan premiums, workers' compensation premiums, mandatory pension and other social fund taxes or premiums, alternative or add-on minimum taxes, custom duties or other governmental taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind whatsoever imposed by any Governmental Authority in respect of the relevant entity, together with any interest, penalties or additions thereto and any interest in respect of such penalties or additions;

(rrrrr)	"Tax Act" means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

(sssss)

"Tax Returns" means all returns, reports, declarations, elections, information statements and forms, including any schedules thereto, required by any Governmental Authority to be made, prepared or filed in respect of Taxes by the relevant entity;

(ttttt)	"Third Party" means a Person that is not a Party;

(uuuuu)	"Third Party Claim" means a Claim by an Indemnified Party which originates by reason of a Person (other than such Indemnified Party) making a claim against the Indemnified Party;

(vvvvv)	"Transaction Documents" means, collectively, the documents, instruments and agreements referred to in Sections 4.1(a)(iii) and 4.2(a)(ii);

(wwwww)	"Transaction Unwinding" has the meaning attributed to such term in Section 9.2(d);

(xxxxx)	"Withheld Amount" has the meaning attributed to such term in Section 10.2; and

(yyyyy)	"Working Capital" has the meaning attributed to that term in Section 2.8.

1.2	Interpretation

In this Agreement:

(a)	Headings and Table of Contents. The inclusion of headings and a table of contents is for convenience of reference only and shall not affect the construction or interpretation hereof.

(b)	Gender and Number. Except where the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

(c)	Including. Where the word "including" or "includes" is used, it means including or includes "without limitation".

(d)

Material. Where the term "material" or "materially" is used, it shall be construed, measured or assessed on the basis of whether the matter would materially affect a Party or would prevent or significantly impede the purchase or sale of the Purchased Shares or the completion of the other transactions contemplated by this Agreement and the Transaction Documents.

(e)

No Strict Construction. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party proposing any such language.

(f)

Statutory References. A reference to a statute includes all rules and regulations made pursuant to such statute and, unless expressly provided otherwise, the provisions of any statute, rule or regulation which amends, supplements or supersedes any such statute, rule or regulation.

(g)	Currency. Except where expressly provided otherwise herein, all amounts are stated and shall be paid in Canadian dollars.

(h)

Time Periods. Except where expressly provided otherwise herein, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the following Business Day if the last day of the period is not a Business Day.

(i)

Affiliates and Subsidiaries. Any reference herein to an Aurora Group Company in any representation or warranty as to the condition of an Aurora Group Company or covenant to be performed by an Aurora Group Company, shall be deemed to be a representation or warranty or covenant in respect of the applicable Aurora Group Company, and any Affiliate or Subsidiary of the relevant Aurora Group Company, and, to the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of any party, each such provision shall be construed as a covenant by such party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.3	Entire Agreement

This Agreement, the Exhibits, the Aurora Disclosure Letter, the CanvasRx Disclosure Letter and the Transaction Documents and the other written agreements entered into on the Closing Date in connection herewith constitute the entire agreement between the Parties pertaining to the transactions contemplated by this Agreement and the Transaction Documents. There are no representations, warranties, covenants, agreements, conditions, indemnities or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the transactions contemplated by this Agreement or the Transaction Documents or the other written agreements entered into on the Closing Date in connection herewith, except as expressly contained in this Agreement, the Exhibits, the Aurora Disclosure Letter, the CanvasRx Disclosure Letter and the Transaction Documents and the other written agreements entered into on the Closing Date in connection herewith and this Agreement, the Exhibits, the Aurora Disclosure Letter, the CanvasRx Disclosure Letter and the Transaction Documents supersede any and all prior and/or contemporaneous agreements and understandings, both written and oral, among the parties with respect to such subject matter, including the letter of intent between Aurora LP, CanvasRx Holdings Inc. (a corporation that amalgamated with Pre-Reorganization CanvasRx as part of the Reorganization) and Pre-Reorganization CanvasRx (a corporation that amalgamated with CanvasRx Holdings Inc. as part of the Reorganization to form CanvasRx) dated May 27, 2016.

1.4	Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Laws, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as near as possible to that of the invalid or unenforceable provision which it replaces.

1.5	Amendments, Waivers, Investigations

Except as expressly provided otherwise herein, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless expressly provided otherwise herein. No investigation or waiver made by or on behalf of any Party shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other Party pursuant to this Agreement or any Transaction Document.

1.6	Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). The parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

1.7	Exhibits

Exhibit "A" and Exhibit “B” to this Agreement are an integral part of this Agreement.

ARTICLE 2
PURCHASE AND SALE

2.1	Agreement to Purchase and Sell

Subject to the terms and conditions of this Agreement, AMJ shall purchase and the CanvasRx Shareholders shall sell the Purchased Shares for the Purchase Price at the Closing Time.

2.2	Purchase Price

Subject to Section 2.8, the purchase price for the Purchased Shares shall consist, collectively, of (the "Purchase Price"):

(a)	$1,575,000.00 (the "Closing Cash Payment");

(b)	the Initial Patient Payments; and

(c)	the Earn-Out Payment.

2.3	Payment of Purchase Price

Subject to Sections 2.4, 2.5, 2.6, 2.7 and 2.8, the Purchase Price shall be payable as follows:

(a)	the Closing Cash Payment, to be delivered to the CanvasRx Shareholders on the Closing Date by wire transfer in immediately available funds;

(b)	the Initial Patient Payments to be payable in accordance with Section 2.4; and

(c)	the Earn-Out Payment to be payable in accordance with Section 2.5.

2.4	Initial Patient Payments

(a)	Upon CanvasRx achieving 2,500 cumulative Patient Equivalents (as calculated in accordance with Section 2.6):

(i)	a cash payment of $1,575,000.00; and

(ii)	a payment of $3,575,000.00 to be satisfied by the issuance of Aurora Common Shares (the "First Patient Tranche Payment").

(b)

Upon CanvasRx achieving 5,000 cumulative Patient Equivalents (as calculated in accordance with Section 2.6), a payment of $3,575,000.00, to be satisfied by the issuance of Aurora Common Shares if payable on or prior to October 31, 2016, or such combination of cash and Aurora Common Shares as may be determined in Aurora's sole discretion if payable after October 31, 2016 (the "Second Patient Tranche Payment" and together with First Patient Tranche Payment, the "Initial Patient Payments").

(c)	The portion of the Initial Patient Payments satisfied by the issuance of Aurora Common Shares, shall be issued at the Floor Price.

(d)

For clarity, in the event that the Initial Patient Payments are due and payable in accordance with the terms of this Agreement on or before the Closing Date, as confirmed by Aurora, acting reasonably and in good faith, the Initial Patient Payments shall be paid on Closing, together with the Closing Cash Payment.

(e)

Notwithstanding anything to the contrary herein, if Aurora LP loses its MMPR License and an Initial Patient Payment is payable, the Initial Patient Payment shall be paid in cash in the sole discretion of the Representative.

2.5	Earn-Out Payments

(a)	The CanvasRx Shareholders shall be entitled to receive earn-out payments as set out below (each an "Earn-Out Payment") based on the following milestones (each a "Milestone"):

(i)

for fifteen (15) new operational CanvasRx counselling rooms established by CanvasRx after February 12, 2016 (each a "New Counselling Room"), Aurora shall pay to the CanvasRx Shareholder, in the aggregate, $6,687,500.00 (the "New Counselling Room Milestone"); and

(ii)

upon CanvasRx achieving 15,000 cumulative Patient Equivalents (as calculated in accordance with Section 2.6) (i.e. upon CanvasRx achieving an incremental 10,000 Patient Equivalents after having earned the Second Patient Tranche Payment), Aurora shall pay to the CanvasRx Shareholders, in the aggregate, $10,031,250.00; and

(iii)	upon Aurora LP (or an Affiliate or a Subsidiary of Aurora LP) generating Revenue from the Patient Equivalents as follows:

(A)	achievement of $10,000,000.00 in aggregate Revenue, Aurora shall pay to the CanvasRx Shareholders $3,343,750.00;

(B)	achievement of $20,000,000.00 in aggregate Revenue (ie: inclusive of the Revenue generated in accordance with Section 2.5(a)(iii)(A), Aurora shall pay the CanvasRx Shareholders $3,343,750.00); and

(C)

achievement of $31,200,000.00 of aggregate Revenue (inclusive of the Revenue generated in accordance with Section 2.5(a)(iii)(B) and 2.5(a)(iii)(B)), Aurora shall pay to the CanvasRx Shareholders $3,343,750.00;

(collectively, the Earn Outs tied to Revenue are the "Revenue Earn-Out Payments").

(b)	For the purposes of this Agreement a "New Counselling Room" shall meet the following criteria:

(i)	shall:

(A)	be a cannabis counselling room opened in a medical clinic or another location as the Parties may mutually agree;

(B)	have had a doctor performing services at such location on average of at least one (1) day a week for the four (4) weeks prior to the location being designated as a New Counselling Room;

(ii)	be staffed by a cannabis counsellor;

(iii)	have sent at least 120 patients to Aurora LP (or an Affiliate or a Subsidiary of Aurora LP) who have made a purchase of Cannabis from Aurora LP (or an Affiliate or a Subsidiary of Aurora LP);

(iv)	have administrative personnel in place consistent with other CanvasRx counselling rooms; and

(v)	be located in a location with equipment to operate a medical and a counselling clinic.

(c)

The Revenue Earn-Out Payments shall not be paid until the applicable Milestone is met, provided that on the third anniversary of the Closing Date the Revenue Earn-Out Payment that has been earned to that date but not previously paid out shall be paid out on a pro- rata basis calculated as a percentage of completion of the applicable Milestone. For clarity, if the full amount of the Revenue has not been achieved by such date, the Revenue Earn Out Payment shall be paid on a pro rata basis and the remaining Revenue Earn Out Payment that has not been earned shall not be paid. As an example, if the Revenue is equal to $28,080,000.00 as of the third anniversary of the Closing Date and the previous Revenue Earn Out Payments associated with Sections 2.5(a)((iii) (A) and (B) have been paid, Aurora shall pay the CanvasRx Shareholders an amount equal to $2,412,276.79 (and a total of $9,099,776.79 pursuant to Section 2.5(a)(iii)).

(d)

Subject to Section 2.5(c), Aurora shall make each Earn-Out Payment on a pro-rated basis, calculated as a percentage of completion of the applicable Milestone, until the third anniversary of the Closing Date. For example, if on an Earn-Out Payment Date (as defined below) CanvasRx has established three (3) New Counselling Rooms since the previous Earn-Out Payment Date, Aurora would pay the CanvasRx Shareholders twenty percent (20%) of the Earn-Out Payment relating to the Counselling Room Milestone on such Earn- Out Payment Date.

(e)

With the exception of the Revenue Earn-Out Payments, each Earn-Out Payment shall be calculated as of the last day of the applicable calendar quarter (each, a "Calculation Date") and payable on the date that is five (5) Business Days after the last day of each calendar quarter following the Closing Date (each an "Earn-Out Payment Date") until the earlier of the maximum Earn-Out Payments set out above have been reached or the third anniversary of the Closing Date. For clarity, if any portion of the Earn-Out Payments have not been earned by the third anniversary of the Closing Date, such portion of the Earn - Out Payments shall be void.

(f)	With respect to an Earn-Out Payment:

(i)

notwithstanding Section 2.5(e), the first Earn-Out Payment Date for an Earn-Out Payment (not including the Revenue Earn-Out Payments, which shall be paid when the target Revenue is reached), shall not be until the end of the second quarter following the Closing Date, even though the Calculation Date for such Earn Out Payment is at the end of the first quarter following the Closing Date. As an example, if the Closing Date is August 16, 2016, the first Earn-Out Payment Date shall be payable on January 9, 2017; and

(ii)

if an Earn-Out Payment is made in Aurora Common Shares, it shall be made at the price per Aurora Common Share as of the Calculation Date, and if Aurora is unable to issue Aurora Common Shares at the price per Aurora Common Share as of the Calculation Date for such payment due to Exchange rules or regulations or other securities laws or regulations, Aurora shall issue such number of Aurora Common Shares at the lowest price per Aurora Common Share as possible, to provide the same value to the CanvasRx Shareholders as they would have received if Earn Out Payment Date was made at the end of the first quarter following closing. For example, if the Aurora Common Shares would have been issued at $0.40 if the Earn Out Payment Date was made at the end of the first quarter, and the lowest price that Aurora can issue an Aurora Common Share at as of the Earn Out Payment Date at the end of the second quarter is $0.80, Aurora shall issue twice as many shares to the CanvasRx Shareholders. For clarity, this Section 2.5(f) only applies to the Earn Out Payment with the Calculation Date at the end of the first quarter after Closing and does not apply to the Earn Out Payment with the Calculation Date at the end of the second quarter post closing or any Revenue Earn-Out Payments.

(g)

Notwithstanding Section 2.5(e), on the Closing Date, in addition to the Closing Cash Payment and, to the extent applicable, the Initial Patient Payments, Aurora shall also pay to the CanvasRx Shareholders such amounts as may be due pursuant to Section 2.5(a).

(h)

Each Earn-Out Payment shall be satisfied by the payment of cash or the issuance of Aurora Common Shares to the CanvasRx Shareholders, or such combination of cash and Aurora Common Shares as may be determined in Aurora's sole discretion. In the event the Earn- Out Payment are satisfied by the issuance of Aurora Common Shares, the price per Aurora Common Share shall be calculated in accordance with Section 2.7. Any Aurora Common Shares issued to satisfy and Earn-Out Payment shall be an "Earn-Out Share Issuance".

(i)

In no event shall an Earn-Out Share Issuance result in a Change of Control of Aurora. For the purposes of this Agreement, a "Change of Control" means the acquisition by the CanvasRx Shareholders, in the aggregate, of more than fifty percent (50%) of the issued and outstanding shares of Aurora on a fully-diluted basis. With respect to each Earn-Out Payment Date, in the event that on such Earn-Out Payment Date, the issuance of the Aurora Common Shares necessary to satisfy the Earn-Out Payment due to the CanvasRx Shareholders on such Earn-Out Payment Date would result in a Change of Control of Aurora (and Aurora does not otherwise have cash available to pay the Earn-Out Payment), the following terms shall apply:

(i)

Aurora shall issue such number of Aurora Common Shares that would result in the CanvasRx Shareholders owning fifty percent (50%) of the issued and outstanding shares of Aurora on a fully-diluted basis, in accordance with the terms of this Agreement including, without limitation, Section 2.6 hereof; and

(ii)

the portion of the applicable Earn-Out Payment which was not satisfied by the issuance of Aurora Common Shares (in each instance an "Earn-Out Payment Shortfall") shall be satisfied by Aurora's issuance of a secured convertible debenture (each an "Earn-Out Debenture") in the principal amount of the Earn- Out Payment Shortfall.

(j)	Each Earn-Out Debenture:

(k)	shall have a maturity date of six (6) months from the applicable Earn-Out Payment Date (the "Maturity Date");

(i)	shall bear interest at a rate of seven percent (7%) per annum calculated monthly and payable on the Maturity Date;

(ii)

shall be convertible into Aurora Common Shares at a price per Aurora Common Share determined on the applicable Earn-Out Payment Date in accordance with Section 2.7 of this Agreement (the "Conversion Price");

(iii)

shall be secured by a general security agreement over all of Aurora's present and after-acquired property, which, at the request of an arm's length third party lender shall be postponed to such arm's length third party lender;

(iv)	may be repaid in whole or in part by Aurora prior to the Maturity Date, in cash or in Aurora Common Shares at the Conversion Price, without any prepayment penalty;

(v)

if at any time prior to the Maturity Date the conversion of all or a portion of the outstanding principal and accrued and unpaid interest into Aurora Common Shares would not result in a Change of Control (such amount being the "Safe Conversion Amount"), the CanvasRx Shareholders shall have the right but not the obligation to convert the Safe Conversion Amount into Aurora Common Shares in their sole discretion; and

(vi)

on the Maturity Date all outstanding principal and accrued and unpaid interest shall be immediately due and payable to the CanvasRx Shareholders by Aurora and if Aurora is unable to satisfy such payable in cash Aurora shall satisfy the payable by the issuance of Aurora Common Shares at the Conversion Price irrespective of whether such issuance would result in a Change of Control.

(l)

Notwithstanding anything to the contrary herein, if Aurora LP loses its MMPR License and an Earn-Out Payment is payable, the Earn-Out Payment shall be paid in cash in the sole discretion of the Representative.

2.6	Calculation of a Patient Equivalent

A "Patient Equivalent" shall be calculated as follows:

(a)	for the Initial Patient Payments, for each patient that has, prior to the Closing Date registered, or subsequently registers with:

(i)

Aurora (or an Affiliate or Subsidiary thereof) and makes a purchase of any product containing cannabis, cannabinoids, or any extracts or derivatives thereof ("Cannabis") from Aurora (or an Affiliate or Subsidiary thereof), the Patient Equivalent shall be 1.0 (each, a "Paying Aurora Patient");

(ii)

Aurora (or an Affiliate or Subsidiary thereof) but, as of the applicable Calculation Date, has not made a purchase of Cannabis from Aurora (or an Affiliate or Subsidiary thereof), the Patient Equivalent shall be 0.33 (each, a "Registered Aurora Patient");

(iii)

a Licensed Producer other than Aurora (or an Affiliate or Subsidiary thereof) (each, an "Other LP") and for which CanvasRx has earned a fee pursuant to the terms the applicable Consultation and Support Services Agreement entered into with such Other LP, the Patient Equivalent shall be 0.66 (each, a "Paying Other LP Patient"); and

(iv)

with an Other LP but no fee has been earned pursuant to the terms of the Consultation and Support Services Agreement entered into with such Other LP, the Patient Equivalent shall be 0.1 (each, a "Registered Other LP Patient");

(b)	for the Earn-Out Payments, for each patient that is:

(i)	a Paying Aurora Patient, the Patient Equivalent shall be 1.0;

(ii)	a Registered Aurora Patient, the Patient Equivalent shall be 0.33;

(iii)	a Paying Other LP Patient, the Patient Equivalent shall be 0.33; and

(iv)	a Registered Other LP Patient, the Patient Equivalent shall be 0.1;

(c)	for clarity:

(i)	no event shall a patient have a Patient Equivalent greater than 1.0;

(ii)

in no event shall any patient contribute more than 1.0 Patient Equivalents to the calculation of cumulative Patient Equivalents (i.e. if a Paying Aurora Patient subsequently becomes a Paying Other LP Patient, the total contribution to the calculation of cumulative Patient Equivalents for the purposes of this Agreement shall be 1.0, not 1.33);

(iii)	in no event shall a patient's Patient Equivalent on any Calculation Date be less than such patient's Patient Equivalent on any prior Calculation Date; and

(iv)

if, subsequent to a Calculation Date in which a patient's Patient Equivalent is less than 1.0, such patient is deemed to have a higher Patient Equivalent (e.g. the patient goes from being a Registered Aurora Patient to a Paying Aurora Patient, etc.), the contribution of that patient to the cumulative Patient Equivalent calculation shall be the incremental difference of Patient Equivalent. (By way of example, if a patient has a Patient Equivalent of 0.1 on a given Calculation Date, and in the following calendar quarter such patient becomes a Paying Aurora Patient, for purposes of the subsequent Calculation Date, a Patient Equivalent of 0.9 will be added to the cumulative Patient Equivalent calculation).

2.7	Calculation of Aurora Share Price for Earn-Out Payments

Subject to Section 2.5(f)(ii), with respect to the calculation of each Earn-Out Share Issuance, the price per Aurora Common Shares shall be calculated on the Earn-Out Payment Date (each an "Issue Date") and shall be equal to the product obtained by the formula:

A = B x C

Where:

A =	the price per Aurora Common Share;
B =	the closing trading price per Aurora Common Share on the Exchange on the trading day immediately prior to the Issue Date; and
C =	0.85

Notwithstanding the foregoing, if the above noted calculation produces a product of less than $0.40, the price per Aurora Common Share shall be the Floor Price.

2.8	Pre-Existing Debt and Long-Term Liabilities

(a)	At the Closing Date, CanvasRx will not have:

(i)

any direct, indirect or contingent debt or any other current or long-term liabilities (collectively, "CanvasRx Debt") other than amounts advanced to CanvasRx as at the Closing Date (collectively the "CanvasRx Advances") disclosed in Section 2.8 of the CanvasRx Disclosure Letter as prepayments for the fees payable to CanvasRx pursuant to the terms of the Consultation and Support Services Agreement entered into between CanvasRx and other Licensed Producers up to a maximum amount of $400,000.00 (collectively, the "Permitted Debt") in which all or a portion thereof may be subject to reimbursement to a Licensed Producer after the Closing Date; and

(ii)	any cash, cash equivalents, accounts receivable or working capital on hand ("Working Capital").

(b)	Aurora shall have the right, at its sole discretion to:

(i)

assume the CanvasRx Debt that exceeds the Permitted Debt and the Closing Cash Payment shall be reduced, on a dollar for dollar basis, by the amount that the CanvasRx Debt less the Working Capital exceeds the Permitted Debt; or

(ii)

direct a portion of the Closing Cash Payment to paid to the applicable lender and the Closing Cash Payment shall be reduced, on a dollar for dollar basis, by the amount that the CanvasRx Debt less the Working Capital exceeds the Permitted Debt.

2.9	Loan Amount

The Parties acknowledge and confirm that the Loan Amount remains outstanding and that the CanvasRx Shareholders shall have no duty to repay the Loan Amount or any penalties, fees or any other amounts in connection with the Loan Amount.

2.10	Direction

All amounts payable pursuant to this Article 2 or otherwise payable to a CanvasRx Shareholders pursuant to this Agreement shall be paid in accordance with the Direction.

2.11	Location and Time of the Closing

The Closing shall take place at the Closing Time at the offices of Bennett Jones LLP in Toronto, Ontario, and any and all deliverables at closing under this Agreement may, unless one Party specifically requires otherwise, be made by facsimile, email or other electronic means.

2.12	Audit Rights

(a)	The Representative shall have the right to inspect the Records (each an "Audit") one (1) time every six (6) months from the Closing Date to the third anniversary of the Closing Date.

(b)	With respect to each Audit:

(i)	the Representative shall provide Aurora with ten (10) calendar days prior written notice of its intention to conduct such Audit;

(ii)

subject to Applicable Laws, Aurora shall provide the Representative and, subject to Section 2.12(b)(v), its external advisors, with reasonable access, during normal Business Days and hours, to the Records;

(iii)	each Audit shall be conducted as efficiently as possible and with as little disruption to the business operations of Aurora as reasonably possible;

(iv)	the Representative shall not be permitted to copy, photograph or remove any of the Records from the premises of Aurora without the prior written consent of Aurora; and

(v)

as a condition precedent to the obligation of the Aurora to grant the external advisors or representatives of the Representative and the Records, such external advisors must first execute in favor of Aurora a confidentiality agreement in a form reasonably satisfactory to Aurora and the Representative which provides for obligations of confidentiality which substantially similar to the obligations of confidentiality provided for in this Agreement.

(c)

With respect to each Audit, all of costs and expenses incurred by the Represenative in connection with such Audit shall be for the sole account of the CanvasRx Shareholders irrespective of the results of such Audit.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	By the CanvasRx Shareholders regarding CanvasRx

The CanvasRx Shareholders acknowledge and confirm, jointly and severally, that each of the following representations and warranties as they relate to CanvasRx are made as of the date of execution of this Agreement and as of the Closing Time. The CanvasRx Shareholders acknowledge that Aurora is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares. Except as set forth in the CanvasRx Disclosure Letter:

(a)

Incorporation and Existence. CanvasRx is incorporated, organized and is validly existing under the laws of its incorporation, and is registered, licensed or qualified to carry on business in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its business makes such registration, licensing or qualification necessary.

(b)	Corporate Power. CanvasRx has the corporate power and capacity to carry on its business as it is currently conducted, to own or lease its property and assets.

(c)

Enforceability against CanvasRx. This Agreement is a legal, valid and binding obligation of CanvasRx, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies and to general principles of equity. At the Closing Time, each of the Transaction Documents to which CanvasRx is a party shall be a legal, valid and binding obligation of CanvasRx, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies and to general principles of equity.

(d)	Capitalization. Schedule 3.1(d) of the CanvasRx Disclosure Letter sets out the particulars of the authorized and outstanding share capital of CanvasRx:

(i)	all of the shares of CanvasRx have been validly issued and are outstanding as fully paid and non-assessable shares;

(ii)

there are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights, pre-emptive rights or other rights, agreements or commitments of a similar nature to which CanvasRx is bound relating to the outstanding or unissued share capital of CanvasRx or obligating CanvasRx to issue any shares of, or other equity interest in, CanvasRx or securities or obligations of any kind convertible into or exchangeable for any shares of CanvasRx, nor are there any outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of CanvasRx;

(iii)

there are no outstanding bonds, debentures or other evidences of indebtedness of CanvasRx having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of shares may vote; and

(iv)

there are no outstanding contractual obligations of CanvasRx to repurchase, redeem or otherwise acquire any outstanding shares of CanvasRx or any agreements or other arrangements regarding the voting or disposition of any outstanding shares of CanvasRx. CanvasRx has no Subsidiaries, and is a party to any joint venture, partnership or similar business arrangement with any other Person.

(e)

Non-Contravention. Except as set forth in Section 3.1(e) of the CanvasRx Disclosure letter, the execution, delivery and performance of this Agreement and the performance of the obligations under this Agreement by CanvasRx, and the completion by CanvasRx of the transactions contemplated by this Agreement, do not and will not:

(i)	contravene any provision of the constating documents of CanvasRx;

(ii)

result in a violation or breach of, or constitute a default (or an event, condition or occurrence which, with notice or passage of time or both, would constitute a default) under, or give rise to any termination rights, rights of first refusal or other buy-sell rights or the amendment, acceleration or cancellation of or change in any rights or obligations of any Person under, any provision of any contract, agreement, lease, licence, concession, franchise or Permit to which CanvasRx is a party or by which CanvasRx is bound or subject or of which CanvasRx is a beneficiary;

(iii)

give rise to any right of termination or acceleration of indebtedness by any Person, or cause any third party indebtedness owing by CanvasRx to become due and payable before its stated maturity or cause any available credit to cease to be available;

(iv)	result in the imposition of, give rise to or trigger any claim upon any of the assets of CanvasRx, or restrict, hinder, impair or limit the ability of CanvasRx to carry on the CanvasRx Business;

(v)	create any Encumbrance upon any of the assets of CanvasRx; or

(vi)	contravene any Applicable Law.

(f)

Approvals. Except as set forth in Section 3.1(f) of the CanvasRx Disclosure Letter, no authorization, Approval of, or filing with or notice to, any Governmental Authority, court or other Person is required in connection with the execution, delivery or performance of this Agreement by CanvasRx for the sale of any of the Purchased Shares.

(g)

CanvasRx Financial Statements. The CanvasRx Financial Statements have been prepared, unless otherwise noted in this Agreement, in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods indicated, and fairly present in all respects the financial position of CanvasRx and the results of its operations as of the dates and throughout the periods indicated.

(h)

Indebtedness. Except as set forth in Section 3.1(h) of the CanvasRx Disclosure Letter, CanvasRx does not have any outstanding bonds, debentures, notes, mortgages or other indebtedness and CanvasRx has not agreed to create or issue any bonds, debentures, notes, mortgages or other indebtedness which will mature more than one (1) year after the date of their creation or issuance.

(i)

Liabilities and Guarantees. Except as set forth in Section 3.1(i) of the CanvasRx Disclosure Letter and other than liabilities incurred in the ordinary course of business consistent with past practice since October 31, 2015, CanvasRx has no outstanding liabilities (whether absolute, contingent, accrued or otherwise), and is not a party to or bound by any agreement of guarantee, support, indemnification or assumption, comfort letter, or other agreement or commitment of a similar nature with respect to the obligations, liabilities (whether absolute, contingent, accrued or otherwise) or indebtedness of any Person.

(j)

Brokers' Fees. CanvasRx has no liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated by this Agreement and the Transaction Documents nor has it granted any right of first refusal or commitment to engage any such Person in connection with any future transaction.

(k)	Taxes. CanvasRx has not filed any Tax Returns required to be made or prepared by it. Such non-filing does not create a Material Adverse Effect with respect to CanvasRx or the CanvasRx Business.

(l)	Contracts. Except as set out in Section 3.1(l) of the CanvasRx Disclosure Letter, CanvasRx is not a party to or bound by or subject to any (each a "CanvasRx Material Contract"):

(i)	deed of trust, mortgage, security agreement, pledge agreement or any other agreement whereby any of the assets of CanvasRx is subject to an Encumbrance;

(ii)	Contract which restricts CanvasRx from doing business in any geographic area;

(iii)

Contract (other than routine purchase orders received by CanvasRx) to be performed in whole or in part within ninety (90) days from the date thereof which are not terminable with thirty (30) days' notice without cost or liability, including any consulting Contract;

(iv)

Contract for the purchase of materials, supplies or services by CanvasRx which requires payment of more than $25,000.00 annually, in the case of any single contract, agreement or commitment or, in the case of all such contracts, agreements and commitments, in excess of $50,000.00 annually in the aggregate, except for purchases of materials, supplies and services in the ordinary course of business, consistent with past practice, and upon terms and conditions not more onerous than those usual and customary in the industry and marketplace with respect to the supply of programming expertise;

(v)	Contract for the purchase or sale of any property or assets having a fair market value in excess of $25,000.00;

(vi)	management, consulting, agency or similar contract, agreement or commitment;

(vii)	licence or royalty agreement relating to CanvasRx Owned Intellectual Property or CanvasRx Licensed Intellectual Property;

(viii)	Contract to make any gift of any of its property, other than donations made in the ordinary course of business, consistent with past practice;

(ix)	Contract made in the ordinary course of business if it requires or may require the provision by CanvasRx to any Person of goods having a fair market value in excess of $25,000.00 in the aggregate;

(x)

lease, agreement to lease or agreement in the nature of a lease, whether as lessor or lessee, and whether in respect of real property or personal property, except for the CanvasRx Leases and except for any lease or agreement in the nature of a lease relating to personal property, where the aggregate annual payments under such lease or agreement and under any related service or maintenance or similar contract do not exceed $1,000.00;

(xi)	Contract involving the settlement, release, compromise or waiver of any rights, claims, obligations, duties or liabilities;

(xii)	Contract that contains a covenant of CanvasRx to be responsible for any special or punitive damages, loss of profits or penalties;

(xiii)	Contract pursuant to which CanvasRx agrees not to compete with any Person;

(xiv)

confidentiality, non-disclosure or other similar agreement which makes available to any Person any information or material concerning the business, financial condition, operations, property, assets or liabilities of CanvasRx;

(xv)	Contract the performance or completion of which has resulted in or could result in a Material Adverse Effect;

(xvi)	lease with respect to any real property; or

(xvii)	Contract which was not made in the ordinary course of business consistent with past practice.

Correct and complete copies of all CanvasRx Material Contracts, together with all amendments thereto have been provided to Aurora.

(m)

No Default. CanvasRx is not in violation or material breach of, or material default under, and there exists no event, condition or occurrence which, with notice or passage of time or both, would constitute a material default under, or give rise to any termination rights under, any provision of any CanvasRx Material Contract, CanvasRx Lease, licence or Permit to which CanvasRx is a party or by which it is bound or is subject or of which it is a beneficiary.

(n)	Compliance with Laws.

(i)	CanvasRx is in compliance with all Applicable Laws in all material respects; and

(ii)

CanvasRx is in compliance with all internal policies or codes of conduct in all respects and no breaches of such policies or codes of conduct have been reported to, nor have any waivers of compliance with such policies or codes of conduct been granted by CanvasRx.

(o)

Money Laundering. The operations of CanvasRx have been conducted in compliance with financial record-keeping and reporting requirements of Applicable Laws relating to money laundering, including the Proceeds of Crime (Money Laundering) and Terrorism Financing Act (Canada) or any similar legislation.

(p)

Corrupt Practices. Neither CanvasRx nor any officer, director, employee, subcontractor, advisor or agent of CanvasRx, has made any payment, directly or indirectly, on behalf of or to the benefit of CanvasRx, in violation of any Applicable Laws prohibiting the payment of undisclosed commissions or bonuses or the making of bribe or incentive payments or other arrangements of a similar nature, including the Corruption of Foreign Public Officials Act (Canada) or any similar legislation.

(q)	Carrying on of the Business and Absence of Certain Changes or Events. Except as disclosed in Section 3.1(q) to the CanvasRx Disclosure Letter:

(i)	CanvasRx has never carried on any business other than the CanvasRx Business; and

(ii)

CanvasRx has not, since October 31, 2015, conducted the CanvasRx Business other than in the ordinary course of business, consistent with past practice without incurring or suffering a Material Adverse Change.

(r)	Non-Arm's Length Transactions.

(i)

Except as disclosed in Section 3.1(r) to the CanvasRx Disclosure Letter and except for usual compensation paid in the ordinary course of business, consistent with past practice or dividends paid prior to October 31, 2015, CanvasRx has not made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee or shareholder of CanvasRx, nor to any Person not dealing at arm's length (within the meaning of the Tax Act) with CanvasRx, or any of its Affiliates.

(ii)

Except for contracts of employment, CanvasRx is not a party to any contract or agreement with any officer, director, employee or shareholder, nor with any Person not dealing at arm's length (within the meaning of the Tax Act) with it or any of its Affiliates.

(iii)

Except for contracts of employment, CanvasRx is not a party to any contract, lending arrangement, pledge of security or other agreement or commercial arrangement with any shareholder, Affiliate or non-arm's length party.

(s)

Assets in Good Condition. All the physical assets of CanvasRx are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

(t)	Insurance.

(i)

All the physical assets of CanvasRx used in the CanvasRx Business are covered by fire and other insurance with responsible insurers against such risks and in such amounts as are reasonable for prudent owners of comparable assets;

(ii)

CanvasRx has provided Aurora with particulars of all the insurance policies held by CanvasRx in respect of such assets or the CanvasRx Business, including the name of the insurer, the risks insured against and the amount of coverage; and

(iii)

CanvasRx is not in default with respect to any of the provisions contained in any such policies of insurance and has not failed to give any notice or pay any premium or present any claim under any such insurance policy.

(u)

Personal Property. CanvasRx is the absolute and beneficial owner of, and has good title to, all property and assets (other than CanvasRx Licensed Intellectual Property, CanvasRx Leased Real Property and any leased personal property) used in connection with the CanvasRx Business, free of all Encumbrances, except for Permitted Encumbrances.

(v)	Owned Real Property. With regard to CanvasRx, CanvasRx does not own, nor has it ever owned any real property.

(w)	CanvasRx Leased Real Property.

(i)	Section 3.1(w) of the Disclosure Letter contains the municipal address of all CanvasRx Leased Real Property; and

(ii)	CanvasRx has good and marketable leasehold interest in the CanvasRx Leased Real Property, free and clear of all Encumbrances, except for:

(A)	Permitted Encumbrances; and

(B)	liens for current realty Taxes not yet due.

Correct and complete copies of the CanvasRx Lease and all amendments thereto have been provided to Aurora.

(x)	Environmental Matters.

With regard to CanvasRx:

(i)

CanvasRx has not emitted, discharged, deposited or released or caused or permitted to be emitted, discharged, deposited or released, any Substances on or to the CanvasRx Leased Real Property, or in connection with the operation of the CanvasRx Business, except in compliance in all material respects with Applicable Environmental Laws.

(ii)

no polychlorinated biphenyls, asbestos containing materials, lead or urea- formaldehyde is to the Representing Parties' Knowledge on, at, in or under the CanvasRx Leased Real Property for which CanvasRx is legally responsible.

(iii)	CanvasRx has not permitted the CanvasRx Leased Real Property or any other property previously leased by it to be used for the disposal of any Substance.

(iv)	there are no proceedings against or involving CanvasRx in progress, pending or threatened, which allege the violation of, or non-compliance with, any Applicable Environmental Laws.

(y)	Intellectual Property.

With respect to CanvasRx:

(i)	all Intellectual Property developed by or on behalf of CanvasRx or used, in whole or in part, by CanvasRx in connection with the CanvasRx Business is Owned Intellectual Property.

(ii)

Schedule 3.1(y) to the CanvasRx Disclosure Letter lists all CanvasRx Owned Intellectual Property that consists of trade-marks and trade-mark applications, trade names, certification marks, patents and patent applications, copyrights and industrial designs, and any common law Intellectual Property rights, and the applicable expiry dates of any registrations.

(iii)

all CanvasRx Owned Intellectual Property is owned by CanvasRx free and clear of Encumbrances (other than Permitted Encumbrances), covenants, conditions, options to purchase and restrictions or other adverse claims or interests of any kind or nature.

(iv)

to the extent that any Intellectual Property used by, or developed on behalf of, CanvasRx was created by an employee of, or independent contractor, or, such Persons have each irrevocably waived and assigned to CanvasRx, in writing, all moral and other rights to such Intellectual Property. CanvasRx has not received any notice or claim challenging ownership of or rights by it to such Intellectual Property or suggesting that such Person has any claim of legal or beneficial ownership or other claim or interest with respect thereto nor is there a reasonable basis for such a claim.

(v)

CanvasRx has not received any notice or claim challenging or questioning the validity or enforceability of any CanvasRx Owned Intellectual Property. There is no proceeding involving CanvasRx which is ongoing or alleged (including any opposition, re-examination or protest) which might result in the CanvasRx Owned Intellectual Property being invalidated, revoked or the subject of a compulsory licence.

(vi)

All fees payable in respect of the maintenance of CanvasRx Owned Intellectual Property have been paid and all registrations and applications for registration of any CanvasRx Owned Intellectual Property are in good standing; CanvasRx has pursued, and is pursuing, such applications diligently.

(vii)

To the Representing Parties' Knowledge, the conduct of the CanvasRx Business does not infringe any other Person's rights to Intellectual Property. CanvasRx is not, and has not been a party to any action or proceeding nor has any action or proceeding been threatened, that alleges that the conduct of the CanvasRx Business infringes any other Person's Intellectual Property rights. To the Representing Parties' Knowledge, no Person has infringed or is infringing the right of CanvasRx in or to any CanvasRx Owned Intellectual Property.

(viii)	CanvasRx is not a party to any agreement involving the grant by CanvasRx to any Person of any right to the CanvasRx Owned Intellectual Property.

(z)

Employees. CanvasRx is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages; there is not currently any labour disruption or conflict involving CanvasRx. CanvasRx is not party to a collective bargaining agreement.

(aa)	Employment Matters. Other than as disclosed in Section 3.1(aa) of the CanvasRx Disclosure Letter:

(i)

is not a party to or bound by any oral or written contract, commitment or policy for the employment or retainer of any individual, including any contract or commitment with directors, officers, employees, subcontractors, independent contractors or agents;

(ii)	is not a party to or bound by any oral or written contract, commitment or policy providing for severance, termination, retention, change of control or similar payments;

(iii)

is not a party to or bound by any contract with or commitment to any trade union, council of trade unions, employee bargaining agent or Affiliated bargaining agent (collectively, "labour representatives") and CanvasRx has not conducted negotiations with respect to any such future contracts or commitments; no labour representatives hold bargaining rights with respect to any employees of CanvasRx; no labour representatives have applied to have CanvasRx declared a related employer pursuant to the Labour Relations Act (Ontario) or similar legislation in any other jurisdiction; and there are no current or threatened attempts to organize or establish any trade union or employee association with respect to CanvasRx;

(iv)

is not a party to or bound by any Employee Plan or similar plan or practice, formal or informal, with respect to any of its employees or others, other than the Canada Pension Plan, the Ontario Health Insurance Plan and other similar health plans established and administered by any other jurisdiction and workers' compensation insurance provided pursuant to legislation;

(v)

has no current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage or other concerted action, slowdowns or lockouts, trade union representation or organizing activities or unlawful labour practices or actions;

(vi)	has not had any complaint, grievance, claim, work order or investigation filed, made or commenced against it pursuant to any Applicable Laws; and

(vii)

is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to employment or termination of employment of employees or independent contractors.

Correct and complete copies of all of the contracts, commitments and Employee Plans disclosed in the Disclosure Letter and all related documents have been provided to Aurora and, where any such agreement is oral, correct and complete written summaries of their terms, have been disclosed in the CanvasRx Disclosure Letter. For the purpose of the foregoing, related documents in respect of an Employee Plan means all documentation establishing or creating such plans, all amendments thereto and all trust or other funding agreements and other similar agreements, plan booklets, investment policy statements, any actuarial reports within the three (3) year period prior to the date of this Agreement, all reports, returns and filings in respect of such Employee Plans made with any Governmental Authority within the three-year period prior to the date of this Agreement, all material non-routine correspondence with any Governmental Authority and all professional opinions related to any Employee Plan.

(bb)

Employee Plans. Except as set out in Section 3.1(bb) to the Disclosure Letter or incurred in the ordinary course of business consistent with past practice since October 31, 2015, CanvasRx is not a party to, bound by, or has any actual or contingent liability in respect of, any Employee Plan other than any liability resulting from the operation of the Employee Plan. Correct and complete copies of all Employee Plans set out in Schedule 3.1(bb) or, where oral, correct and complete written summaries of their terms, have been provided to Aurora.

(cc)	Privacy Laws. CanvasRx is in compliance in all material respects with all Applicable Laws in respect of:

(i)	the collection, use and storage by it of Personal Information in the course of business; and

(ii)	the disclosure or transfer to third parties by it of Personal Information in the course of business.

(dd)	Litigation and Other Proceedings. With regard to CanvasRx:

(i)

except as disclosed in Schedule 3.1(dd) of the CanvasRx Disclosure Letter, there are no court, administrative, regulatory or similar proceedings (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; investigation or inquiry by any Governmental Authority; or any similar matter or proceeding (collectively "proceedings") against or involving CanvasRx or any Employee Plan (whether in progress or threatened); no event has occurred which could reasonably be expected to give rise to any proceedings; no Person has made any written or verbal threat to CanvasRx to commence or revive any proceeding; and there is no order, decree, injunction, rule, award or order of any court, government department, commission, agency, arbitrator or similar body outstanding against CanvasRx;

(ii)	Schedule 3.1(dd) of the CanvasRx Disclosure Letter includes:

(A)	a complete and accurate summary of the status of all proceedings;

(B)

copies of all legal or other professional opinions relating to the matters at issue in the proceedings, including any formal opinions of counsel regarding the probability of success of CanvasRx in those proceedings;

(C)	copies of all pleadings and settlement offers, if any, relating to the proceedings;

(D)

management's analysis of the potential liability of CanvasRx if it is unsuccessful in the proceedings, including the impact of an unfavorable outcome on the financial condition and operation of the CanvasRx Business; and

(E)	a complete and accurate summary of all settlement discussions held to date and management's analysis of the progress and likely outcome of any such settlement discussions;

(iii)

except as set out in Schedule 3.1(dd), neither the CanvasRx Shareholders nor CanvasRx has received any opinion or memorandum or legal advice from legal counsel retained by them/it to the effect that CanvasRx is exposed, from a legal standpoint, to any liability which may have a Material Adverse Effect on CanvasRx.

(ee)	Corporate Records.

(i)

the corporate records and minute books of CanvasRx are complete and accurate in all material respects, and contain copies of minutes of all meetings of directors and committees thereof and shareholders or holders of other ownership interests held since their respective dates of incorporation or formation, and all such meetings were duly called and held; and

(ii)

the share certificate books, registers of shareholders or holders of other ownership interests, registers of transfers and registers of directors of CanvasRx are complete and accurate in all material respects.

(ff)	Reorganization. The Reorganization was consummated in accordance with Applicable Laws and all required consents and approvals for the Reorganization were obtained.

3.2	By the Aurora Companies

The Aurora Companies acknowledge and confirm, jointly and severally, that each of the following representations and warranties as they relate to the Aurora Group Companies are made as of the date of execution of this Agreement and as of the Closing Time. The Aurora Companies acknowledge that the CanvasRx Shareholders are relying upon the following representations and warranties in connection with their sale of the Purchased Shares. Except as set forth in the Aurora Disclosure Letter:

(a)

Incorporation and Existence. Each Aurora Group Company is incorporated, organized and is validly existing under the laws of its incorporation, and is registered, licensed or qualified to carry on business in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its business makes such registration, licensing or qualification necessary.

(b)	Corporate Power. Each Aurora Group Company has the corporate power and capacity to carry on its business as it is currently conducted, to own or lease its property and assets.

(c)

Enforceability against the Aurora Companies. This Agreement is a legal, valid and binding obligation of the Aurora Companies, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies and to general principles of equity. At the Closing Time, each of the Transaction Documents to which an Aurora Company is a party shall be a legal, valid and binding obligation of the Aurora Companies, as applicable, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies and to general principles of equity.

(d)

Capitalization. Schedule 3.2(d) of the Aurora Disclosure Letter sets out the particulars of the authorized and outstanding share capital of each Aurora Group Company, and, with respect to each Aurora Group Company:

(i)	all of the shares of the Aurora Group Company have been validly issued and are outstanding as fully paid and non-assessable shares;

(ii)

other than as publicly disclosed by Aurora on SEDAR, there are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights, pre-emptive rights or other rights, agreements or commitments of a similar nature to which the Aurora Group Company is bound relating to the outstanding or unissued share capital of the Aurora Group Company or obligating the Aurora Group Company to issue any shares of, or other equity interest in, the Aurora Group Company or securities or obligations of any kind convertible into or exchangeable for any shares of the Aurora Group Company, nor are there any outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Aurora Group Company;

(iii)

other than as publicly disclosed by Aurora on SEDAR, there are no outstanding bonds, debentures or other evidences of indebtedness of the Aurora Group Company having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of shares may vote; and

(iv)

there are no outstanding contractual obligations of the Aurora Company to repurchase, redeem or otherwise acquire any outstanding shares of the Aurora Group Company or any agreements or other arrangements regarding the voting or disposition of any outstanding shares of the Aurora Group Company. Other than as set forth in Schedule 3.2(d) of the Aurora Disclosure Letter, no Aurora Group Company has any Subsidiaries (except for the Aurora Group Companies themselves), or is a party to any joint venture, partnership or similar business arrangement with any other Person.

(e)

Non-Contravention. Except as set forth in Section 3.2(e) of the Aurora Disclosure Letter, the execution, delivery and performance of this Agreement and the performance of the obligations under this Agreement by the Aurora Companies, and the completion by the

Aurora Companies of the transactions contemplated by this Agreement, do not and will not:

(i)	contravene any provision of the constating documents of any Aurora Company;

(ii)

result in a violation or breach of, or constitute a default (or an event, condition or occurrence which, with notice or passage of time or both, would constitute a default) under, or give rise to any termination rights, rights of first refusal or other buy-sell rights or the amendment, acceleration or cancellation of or change in any rights or obligations of any Person under, any provision of any contract, agreement, lease, licence, concession, franchise or Permit to which any Aurora Company is a party or by which any Aurora Company is bound or subject or of which any Aurora Company is a beneficiary;

(iii)

give rise to any right of termination or acceleration of indebtedness by any Person, or cause any third party indebtedness owing by any Aurora Company to become due and payable before its stated maturity or cause any available credit to cease to be available;

(iv)

result in the imposition of, give rise to or trigger any claim upon any of the assets of any Aurora Company, or restrict, hinder, impair or limit the ability of any Aurora Company to carry on the Aurora Business;

(v)	create any Encumbrance upon any of the assets of any Aurora Company; or

(vi)	contravene any Applicable Law.

(f)

Approvals. Except as set forth in Section 3.2(f) of the Aurora Disclosure Letter, no authorization, Approval of, or filing with or notice to, any Governmental Authority, court or other Person is required in connection with the execution, delivery or performance of this Agreement by the Aurora Companies or any Aurora Company for the purchase of any of the Purchased Shares.

(g)

Aurora Financial Statements. The Aurora Financial Statements have been prepared, unless otherwise noted in this Agreement, in accordance with IFRS applied on a consistent basis throughout the periods indicated, and fairly present in all respects the financial position of the applicable Aurora Group Company and the results of its operations as of the dates and throughout the periods indicated.

(h)

Indebtedness. With regard to each Aurora Group Company, except as set forth in the Aurora Financial Statements or as disclosed by Aurora on SEDAR, the Aurora Group Companies do not have any outstanding bonds, debentures, notes, mortgages or other indebtedness and no Aurora Group Company has agreed to create or issue any bonds, debentures, notes, mortgages or other indebtedness which will mature more than one (1) year after the date of their creation or issuance.

(i)

Liabilities and Guarantees. With regard to each Aurora Group Company, other than as reflected in the Aurora Financial Statements and other than liabilities incurred in the ordinary course of business consistent with past practice since December 9, 2014, no Aurora Group Company has any outstanding liabilities (whether absolute, contingent, accrued or otherwise), and is not a party to or bound by any agreement of guarantee, support, indemnification or assumption, comfort letter, or other agreement or commitment of a similar nature with respect to the obligations, liabilities (whether absolute, contingent, accrued or otherwise) or indebtedness of any Person.

(j)

Brokers' Fees. Except as set forth in Section 3.2(j) of the Aurora Disclosure Letter, no Aurora Company has any liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated by this Agreement and the Transaction Documents nor has it granted any right of first refusal or commitment to engage any such Person in connection with any future transaction.

(k)	Taxes.

With regard to each Aurora Group Company, except as set out in Section 3.2(k) of the Aurora Disclosure Letter:

(i)

Each Aurora Group Company has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Governmental Authority and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)	Each Aurora Group Company has:

(A)

duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith and in respect of which sufficient reserves have been provided in the Aurora Financial Statements;

(B)

duly and timely withheld all Taxes and other amounts required by Applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Laws to be remitted by it; and

(C)

duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Laws to be remitted by it.

(iii)

The charges, accruals and reserves for Taxes reflected on the Aurora Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Aurora, adequate under IFRS to cover Taxes with respect to the Aurora Group Companies accruing through the Closing Date.

(iv)

There are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or, to Aurora's Knowledge, threatened against any Aurora Group Company that propose to assess material Taxes in addition to those reported in any Tax Returns filed with the appropriate Governmental Authority. There are no liens, upon any of the assets or properties of any of the Aurora Group Companies, for taxes that have not been paid by the Aurora Group Companies.

(v)

For each Aurora Group Company, no claim has ever been made by or is expected from any Governmental Authority in a jurisdiction in which the Aurora Group Company does not file a Tax Return that it is or may be subject to taxation in that jurisdiction.

(l)

Contracts. With respect to each Aurora Group Company, except as set out in Section 3.2(l) of the Aurora Disclosure Letter, no Aurora Group Company is a party to or bound by or subject to any (each an "Aurora Group Company Material Contract"):

(i)	deed of trust, mortgage, security agreement, pledge agreement or any other agreement whereby any of the assets of the Aurora Group Company is subject to an Encumbrance;

(ii)	Contract which restricts the Aurora Group Company from doing business in any geographic area;

(iii)	licence or royalty agreement relating to Aurora Owned Intellectual Property or Aurora Licensed Intellectual Property;

(iv)	Contract to make any gift of any of its property, other than donations made in the ordinary course of business, consistent with past practice;

(v)

Contract involving the settlement, release, compromise or waiver of any rights, claims, obligations, duties or liabilities, with the exception of the settlement agreement regarding litigation with Riva Dubrofsky;

(vi)	Contract pursuant to which the Aurora Group Company agrees not to compete with any Person;

(vii)	Contract the performance or completion of which has resulted in or could result in a Material Adverse Effect; or

(viii)	Contract which was not made in the ordinary course of business consistent with past practice.

Correct and complete copies of all Aurora Group Company Material Contracts, together with all amendments thereto have been provided to CanvasRx.

(m)

No Default. With respect to each Aurora Group Company, the Aurora Group Company is not in violation or material breach of, or material default under, and there exists no event, condition or occurrence which, with notice or passage of time or both, would constitute a material default under, or give rise to any termination rights under, any provision of any Aurora Group Company Material Contract, Aurora Lease, licence or Permit to which the Aurora Group Company is a party or by which it is bound or is subject or of which it is a beneficiary.

(n)	Compliance with Laws. With regard to each Aurora Group Company:

(i)	the Aurora Group Company is in compliance with all Applicable Laws in all material respects; and

(ii)

the Aurora Group Company is in compliance with all internal policies or codes of conduct in all respects and no breaches of such policies or codes of conduct have been reported to, nor have any waivers of compliance with such policies or codes of conduct been granted by the Aurora Group Company.

(o)

Money Laundering. With regard to each Aurora Group Company, the operations of the Aurora Group Company have been conducted in compliance with financial record- keeping and reporting requirements of Applicable Laws relating to money laundering, including the Proceeds of Crime (Money Laundering) and Terrorism Financing Act

(Canada) or any similar legislation.

(p)

Corrupt Practices. With regard to each Aurora Group Company, neither the Aurora Group Company nor any officer, director, employee, subcontractor, advisor or agent of the Aurora Group Company, has made any payment, directly or indirectly, on behalf of or to the benefit of Aurora Group Company, in violation of any Applicable Laws prohibiting the payment of undisclosed commissions or bonuses or the making of bribe or incentive payments or other arrangements of a similar nature, including the Corruption of Foreign Public Officials Act (Canada) or any similar legislation.

(q)	Carrying on of the Business and Absence of Certain Changes or Events. Except as publicly disclosed by Aurora on SEDAR, with regard to the Aurora Group Companies;

(i)	the Aurora Group Companies have never carried on any business other than the Aurora Business; and

(ii)

no Aurora Group Company has, since December 9, 2014, conducted the Aurora Business other than in the ordinary course of business, consistent with past practice without incurring or suffering a Material Adverse Change.

(r)	Non-Arm's Length Transactions.

With regard to each Aurora Group Company:

(i)

Except as disclosed in the Aurora Financial Statements, or as otherwise publicly disclosed by Aurora on SEDAR, and except for usual compensation paid in the ordinary course of business, consistent with past practice or dividends paid prior to December 9, 2014, the Aurora Group Company has not made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee or shareholder of the Aurora Group Company, nor to any Person not dealing at arm's length (within the meaning of the Tax Act) with the Aurora Group Company, or any of its Affiliates.

(ii)

Except for contracts of employment or contractor agreements the Aurora Group Company is not a party to any contract, lending arrangement, pledge of security or other agreement or commercial arrangement with any shareholder, Affiliate or non-arm's length party.

(s)

Assets in Good Condition. With regard to each Aurora Group Company, all the physical assets of the Aurora Group Company are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

(t)	Insurance.

(i)	With regard to each Aurora Group Company:

(A)

all the physical assets of the Aurora Group Company used in Aurora Business are covered by fire and other insurance with responsible insurers against such risks and in such amounts as are reasonable for prudent owners of comparable assets;

(B)

the Aurora Companies have provided or made available to CanvasRx particulars of all the insurance policies held by the Aurora Group Company in respect of such assets or the Aurora Business, including the name of the insurer, the risks insured against and the amount of coverage; and

(C)

the Aurora Group Company is not in default with respect to any of the provisions contained in any such policies of insurance and has not failed to give any notice or pay any premium or present any claim under any such insurance policy.

(ii)	Aurora maintains directors and officers insurance.

(u)

Personal Property. With regard to each Aurora Group Company, the Aurora Group Company is the absolute and beneficial owner of, and has good title to, all property and assets (other than Aurora Licensed Intellectual Property, Aurora Leased Real Property and any leased personal property) used in connection with its business, free of all Encumbrances, except for Permitted Encumbrances.

(v)

Owned Real Property. Except as publicly disclosed by Aurora on SEDAR, no Aurora Group Company owns, or has ever owned any real property (with the exception of Prescient Mining Corp., a predecessor to Aurora).

(w)	Aurora Leased Real Property. With regard to each Aurora Group Company:

(i)	Section 3.2(w) of the Aurora Disclosure Letter contains the municipal address of all Aurora Leased Real Property; and

(ii)	the Aurora Group Company has good and marketable leasehold interest in the Aurora Leased Real Property, free and clear of all Encumbrances, except for:

(A)	Permitted Encumbrances; and

(B)	liens for current realty Taxes not yet due.

Correct and complete copies of the Aurora Lease and all amendments thereto have been provided to CanvasRx.

(x)	Environmental Matters.

With regard to each Aurora Group Company:

(i)

the Aurora Group Company has not emitted, discharged, deposited or released or caused or permitted to be emitted, discharged, deposited or released, any Substances on or to the Leased Real Property, or in connection with the operation of the Aurora Business, except in compliance in all material respects with Applicable Environmental Laws.

(ii)

no polychlorinated biphenyls, asbestos containing materials, lead or urea- formaldehyde is to the Aurora's Knowledge on, at, in or under the Leased Real Property for which any Aurora Group Company is legally responsible.

(iii)	the Aurora Group Company has not permitted the Aurora Leased Real Property or any other property previously leased by it to be used for the disposal of any Substance.

(iv)	there are no proceedings against or involving the Aurora Group Company in progress, pending or threatened, which allege the violation of, or non-compliance with, any Applicable Environmental Laws.

(y)	Intellectual Property.

With regard to each Aurora Group Company:

(i)

all Intellectual Property developed by or on behalf of the Aurora Group Company or used, in whole or in part, by the Aurora Group Company in connection with the Aurora Business is Aurora Owned Intellectual Property.

(ii)

Schedule 3.2(y) of the Aurora Disclosure Schedule lists all Aurora Owned Intellectual Property that consists of trade-marks and trade-mark applications, trade names, certification marks, patents and patent applications, copyrights and industrial designs, and any common law Intellectual Property rights, and the applicable expiry dates of any registrations.

(iii)

all Aurora Owned Intellectual Property is owned by the Aurora Group Company free and clear of Encumbrances (other than Permitted Encumbrances), covenants, conditions, options to purchase and restrictions or other adverse claims or interests of any kind or nature.

(iv)

to the extent that any Intellectual Property used by, or developed on behalf of, the Aurora Group Company was created by an employee of, or independent contractor, or subcontractor of an Aurora Group Company, such Persons have each irrevocably waived and assigned to the Aurora Group Company, in writing, all moral and other rights to such Intellectual Property. The Aurora Group Company has not received any notice or claim challenging ownership of or rights by it to such Intellectual Property or suggesting that such Person has any claim of legal or beneficial ownership or other claim or interest with respect thereto nor is there a reasonable basis for such a claim.

(v)

The Aurora Group Company has not received any notice or claim challenging or questioning the validity or enforceability of any Aurora Owned Intellectual Property. There is no proceeding involving any Aurora Group Company which is ongoing or alleged (including any opposition, re-examination or protest) which might result in the Aurora Owned Intellectual Property being invalidated, revoked or the subject of a compulsory licence.

(vi)

All fees payable in respect of the maintenance of Aurora Owned Intellectual Property have been paid and all registrations and applications for registration of any Aurora Owned Intellectual Property are in good standing; the Aurora Group Company has pursued, and is pursuing, such applications diligently.

(vii)

To Aurora's Knowledge, the conduct of the Aurora Business does not infringe any other Person's rights to Intellectual Property. The Aurora Group Company is not, and has not been a party to any action or proceeding nor has any action or proceeding been threatened, that alleges that the conduct of its Business infringes any other Person's Intellectual Property rights. To Aurora's Knowledge, no Person has infringed or is infringing the right of the Aurora Group Company in or to any Aurora Owned Intellectual Property.

(viii)

The Aurora Group Company is not a party to any agreement involving the grant by the Aurora Group Company to any Person of any right to the Aurora Owned Intellectual Property, except for contracts with intermediaries whereby Aurora LP has allowed such third parties to use Aurora's trademarks in relation to promoting Aurora LP's products.

(z)	Permits. With regard to each Aurora Group Company:

(i)

the Aurora Group Company holds all permits, licences, approvals, consents, authorizations, registrations, certificates or franchises which are required, or which it is required to have, to own its property and assets and to carry on its Aurora Business as presently conducted except, in each case where the failure to have any such permit, licence, approval, consent, authorization, registration, certificate or franchise would not have a Material Adverse Effect (collectively, the "Permits");

(ii)	all Permits are in full force and effect;

(iii)

the Aurora Group Company is in compliance in all respects with all the terms and conditions relating to the Permits; (iv) there are no proceedings in progress, pending or threatened, which may result in revocation, cancellation, suspension, rescission or any materially adverse modification of any of the Permits nor are there any facts upon which such proceedings could reasonably be based;

(iv)

neither the terms and conditions relating to the Permits nor the legislation or regulations pursuant to which the same were issued require that any consent or approval of, or filing with or notice to, any Governmental Authority or other Person be made to ensure the continued holding by the Aurora Group Company, as applicable, of the Permits after completion of the transactions contemplated by this Agreement and the Transaction Documents.

(aa)

Employees. Each Aurora Group Company is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages; there is not currently any labour disruption or conflict involving an Aurora Group Company. No Aurora Group Company is a party to a collective bargaining agreement.

(bb)	Employment Matters. With regard to each Aurora Group Company, other than as disclosed in Section 3.2(bb) of the Aurora Disclosure Letter, the Aurora Group Company:

(i)	is not a party to or bound by any oral or written contract, commitment or policy providing for severance, termination, retention, change of control or similar payments;

(ii)

is not a party to or bound by any contract with a labour representatives and the Aurora Group Company has not conducted negotiations with respect to any such future contracts or commitments; no labour representatives hold bargaining rights with respect to any employees of the Aurora Group Company; no labour representatives have applied to have the Aurora Group Company declared a related employer pursuant to the Labour Relations Act (Ontario) or similar legislation in any other jurisdiction; and there are no current or threatened attempts to organize or establish any trade union or employee association with respect to the Aurora Group Company;

(iii)

has no current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage or other concerted action, slowdowns or lockouts, trade union representation or organizing activities or unlawful labour practices or actions; and

(iv)	has not had any complaint, grievance, claim, work order or investigation filed, made or commenced against it pursuant to any Applicable Laws.

(cc)	Employee Plans.

With regard to each Aurora Group Company:

(i)

Except as set out in Section 3.2(cc) to the Aurora Disclosure Letter or as publicly disclosed by Aurora on SEDAR and except as set forth in the Aurora Financial Statements or incurred in the ordinary course of business consistent with past practice since December 9, 2014, the Aurora Group Company is not a party to, bound by, or has any actual or contingent liability in respect of, any Employee Plan other than any liability resulting from the operation of the Employee Plan. Except as set out in Section 3.2(cc) to the Disclosure Aurora:

(A)

all obligations to be performed on or prior to the Closing Date respecting each Employee Plan (including, without limitation, those respecting the making or payment of contributions or premiums, as applicable) have or will be performed in accordance with the relevant terms of each Employee Plan and all Applicable Laws, and no Governmental Charges are unpaid under any Employee Plan;

(B)	the Aurora Group Company does not have any Pension Plans nor has it at any time had any Pension Plan;

(C)	all Employee Plans which are required to be funded are fully funded and the funds in such plans are and have been invested in accordance with the relevant terms of each plan and all Applicable Laws;

(D)	the employee data respecting each Employee Plan is correct and complete in all material respects and is sufficient for the proper administration of each Employee Plan;

(E)

there has been no partial or full wind-up of any Benefit Plan and no event has occurred which would entitle any person to partially or fully wind up, or require the partial or full winding-up of, any Benefit Plan;

(F)	all obligations of the Aurora Group Company which are due under any Employee Plan have been paid or, if unpaid, are accrued and reflected in the Aurora Financial Statements;

(G)	no Employee Plan provides benefits to retirees or former employees or to beneficiaries or dependents of such employees or former employees or provides for retroactive charges or premium increases; and

(H)	there are no participants or other individuals entitled to participate in any Employee Plan other than current or former employees, directors or officers of the Aurora Group Company.

(dd)	Privacy Laws. With regard to each Aurora Group Company, the Aurora Group Company is in compliance in all material respects with:

(i)	all Applicable Laws in respect of:

(A)	the collection, use and storage by it of Personal Information in the course of business; and

(B)	the disclosure or transfer to third parties by it of Personal Information in the course of business;

(ii)	the Aurora Group Company's privacy policy, a correct and complete copy of which has been provided to CanvasRx.

(ee)	Litigation and Other Proceedings. With regard to each Aurora Group Company:

(i)

except as disclosed in Schedule 3.2(ee) of the Aurora Disclosure Letter, there are no proceedings against or involving the Aurora Group Company or any Employee Plan (whether in progress or threatened); no event has occurred which could reasonably be expected to give rise to any proceedings; no Person has made any written or verbal threat to any Aurora Group Company to commence or revive any proceeding; and there is no order, decree, injunction, rule, award or order of any court, government department, commission, agency, arbitrator or similar body outstanding against the Aurora Group Company;

(ii)	Schedule 3.2(ee) of the Aurora Disclosure Letter includes a complete and accurate summary of the status of all proceedings;

(iii)

except as set out in Schedule 3.2(ee) of the Aurora Disclosure Letter, no Aurora Group Company has received any opinion or memorandum or legal advice from legal counsel retained by it to the effect that the Aurora Group Company is exposed, from a legal standpoint, to any liability which may have a Material Adverse Effect on the Aurora Group Company.

(ff)

Corporate Records. With regard to each Aurora Group Company: (i) the corporate records and minute books of the Aurora Group Company are complete and accurate in all material respects, and contain copies of minutes of all meetings of directors and committees thereof and shareholders or holders of other ownership interests held since their respective dates of incorporation or formation, and all such meetings were duly called and held; and (ii) the share certificate books, registers of shareholders or holders of other ownership interests, registers of transfers and registers of directors of the Aurora Group Company are complete and accurate in all material respects.

(gg)

Reporting Issuer; Listing. Aurora is a reporting issuer, or the equivalent thereof in the Provinces of British Columbia, Alberta, Ontario and Quebec. The Aurora Common Shares are listed for trading on the Exchange and Aurora is not in default of any of the listing requirements of the Exchange or its listing agreement with the Exchange.

(hh)

Registration of Securities in the United States. No class of securities of Aurora is registered or required to be registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, nor does Aurora have a reporting obligation under Section 15(d) of the U.S. Securities Act.

(ii)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, any securities of Aurora has been issued by any Governmental Authority that is in effect at the date hereof and no proceedings for that purpose have been instituted, are pending or, to Aurora's Knowledge, are contemplated or threatened under any Applicable Laws, or by any Governmental Authority.

(jj)

No Shareholders Agreement. Neither Aurora nor, to Aurora's Knowledge, any of its shareholders, is a party to any shareholders agreement, voting trust or similar type of arrangement in respect of any outstanding securities of Aurora.

(kk)

Status of MMPR License. The MMPR Licence is in good standing and Aurora has provided or made available to CanvasRx copies of all material correspondence with Health Canada since the date of issue of the cultivation license.

3.3	By the CanvasRx Shareholders

Each CanvasRx Shareholder, solely with respect to itself/herself/himself, acknowledges and confirms that each of the following representations and warranties as they relate to CanvasRx Shareholders are made as of the date of execution of this Agreement and at the Closing Time. The CanvasRx Shareholders acknowledge that Aurora is relying upon the following representations and warranties in connection with its purchase of the Purchased Shares.

(a)	Incorporation and Existence. The CanvasRx Shareholder is incorporated, organized and is validly existing under the laws of its incorporation, if applicable.

(b)

Enforceability against the CanvasRx Shareholders. This Agreement is a legal, valid and binding obligation of the CanvasRx Shareholders, enforceable against it/her/him in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies and to general principles of equity. At the Closing Time, each of the Transaction Documents to which the CanvasRx Shareholders are a party shall be a legal, valid and binding obligation of the CanvasRx Shareholders, enforceable against it/her/him in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies and to general principles of equity.

(c)

Right to Sell Purchased Shares. The CanvasRx Shareholder is the sole registered legal holder and beneficial owner of it/her/him Purchased Shares with good and marketable title thereto, free of all Encumbrances. No third party has any right or option in respect of the Purchased Shares that could affect the ability of the CanvasRx Shareholder to transfer good and marketable title to the Purchased Shares to Aurora free and clear of all Encumbrances. The CanvasRx Shareholder is not a party to any shareholder agreement, voting trust agreement or any other agreement or instrument which in any way limits or restricts the transfer to Aurora any of the Purchased Shares, except for share transfer restrictions contained in the articles of CanvasRx. At or prior to the Closing Time, all such restrictions will have been complied with or terminated.

(d)	Residency. The CanvasRx Shareholder is not a non-resident of Canada for the purpose of the Income Tax Act (Canada).

(e)

Brokers' Fees. Other than with respect to payments payable to AshMark Inc. in connection with its advisory services to the CanvasRx Shareholders in connection with this Agreement, the CanvasRx Shareholders have no liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated by this Agreement and the Transaction Documents nor has it granted any right of first refusal or commitment to engage any such Person in connection with any future transaction.

3.4	Survival of Representations, Warranties and Covenants

The representations and warranties, covenants (to the extent that they have not been fully preformed at or prior to the Closing Time) and agreements contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the Closing, and in particular:

(a)

the representations and warranties contained in Sections 3.1(a) - (f), 3.2(a) – (f), Sections 3.2(gg) - (kk) and Section 3.3(a) - (d) shall survive for the maximum amount of time under Applicable Laws, and a claim in respect of the breach thereof may be brought at any time after the Closing;

(b)

the representations and warranties contained in Section 3.1(k) and 3.2(k) in respect of any Taxes arising in or in respect of a period shall survive until the date which is ninety (90) days after the relevant Governmental Authority is no longer entitled to assess or reassess liability for Taxes against the applicable Party for that period, having regard without limitation to any waivers given by the relevant Party in respect of such period, except to the extent that any intentional misrepresentation has been made or any fraud has been committed by CanvasRx or an Aurora Group Company in filing a Tax Return or in supplying information for the purposes of any Applicable Law imposing Tax on CanvasRx or Aurora Group Company, as applicable; and

(c)	all other representations and warranties shall terminate at the expiration of twelve (12) months following the Closing.

ARTICLE 4
CONDITIONS

4.1	Conditions for the Benefit of the Aurora Companies

(a)

The obligation of the Aurora Companies to complete the purchase of the Purchased Shares and the other transactions contemplated by this Agreement and the Transaction Documents is subject to satisfaction, at or prior to the Closing Time, of each of the following conditions:

(i)

Delivery of Share Certificates. The CanvasRx Shareholders shall have delivered to Aurora the share certificates representing the Purchased Shares duly endorsed in blank for transfer or accompanied by duly signed share transfers.

(ii)	Certificates of Status. A certificate of status or its equivalent issued by the relevant Governmental Authority with respect to CanvasRx.

(iii)

Delivery of Other Agreements. The following documents and agreements shall have been delivered to the Aurora Companies on Closing, in form and substance satisfactory to the Aurora Companies, acting reasonably:

(A)	the Direction;

(B)	a services agreement entered by CanvasRx and CCC (the "Services Agreement");

(C)

a non-competition, non-solicitation and confidentiality agreement entered into by each of the Representing Parties, Leo Liao, Daniel MacDonald, Rebecca MacDonald and Ryan Yermus and Aurora (or an Affiliate thereof) (the "Non-Competition Agreements");

(D)	evidence of employment agreements between CCC and each of the Representing Parties;

(E)	a resignation (of director and officer, as applicable) and mutual release entered into by CanvasRx and Persons reasonably requested by Aurora;

(F)	resolutions of the directors of CanvasRx, authorizing the transfer of the Purchased Shares to Aurora and entry into any Transaction Documents to which it is a party;

(G)	evidence of the completion of the Reorganization;

(H)	an option agreement to purchase the shares of CCC from the shareholders of CCC;

(I)	evidence that all employees that are employed by CanvasRx prior to the Closing Date have accepted assignment of their employment to CCC from their employer;

(J)	consummation of the Financing; and

(K)	letters of no interest from secured parties that have security interests in the Purchased Shares, as reasonably determined by Aurora.

(iv)

Books and Records. CanvasRx shall deliver to Aurora or ensure that Aurora otherwise has care, custody and control of all information, books and records, including electronic records, of CanvasRx sufficient to operate the CanvasRx Business;

(v)

Representations and Warranties. All representations and warranties of the CanvasRx Shareholder made pursuant to this Agreement shall be true, complete and correct as of the Closing Date with the same effect as though made again at and as of that time; and

(vi)	Approval of Directors. The approval of the boards of the directors of the Aurora Companies to this transaction.

(b)	The conditions contained in this Section 4.1 are for the exclusive benefit of the Aurora Companies and may be waived in whole or in part by the Aurora Companies in writing at any time.

4.2	Conditions for the Benefit of the CanvasRx Shareholders

(a)

The obligation of CanvasRx and the CanvasRx Shareholders to complete the sale of the Purchased Shares and the other transactions contemplated by this Agreement and the Transaction Documents is subject to the fulfillment or performance, at or before the Closing Time, of each of the following conditions:

(i)	Closing Cash Payment. The CanvasRx Shareholders shall have received the Closing Cash Payment and all other amounts payable that may be due on or before the Closing Date.

(ii)

Delivery of Other Agreements. The following documents and agreements shall have been delivered to CanvasRx and the CanvasRx Shareholders, in form and substance satisfactory to CanvasRx and the CanvasRx Shareholders, acting reasonably:

(A)	all Approvals or other agreements by third parties in respect of the acquisition of the Purchased Shares, as may be required, shall have been obtained;

(B)	the Services Agreement;

(C)	evidence of the election of Joseph del Moral to the board of directors of Aurora, subject to approval of his personal information form by the Exchange;

(D)	evidence of the consummation of the Financing;

(E)	resolutions of the directors each Aurora Company authorizing the entry into this Agreement and the Transaction Documents to which they are a party; and;

(F)	those documents set forth in Section 4.1(a)(ii) to which an Aurora Company is a party.

(iii)

Representations and Warranties. All representations and warranties of the Aurora Companies made pursuant to this Agreement shall be true, complete and correct as of the Closing Date with the same effect as though made again at and as of that time;

(b)	The conditions contained in this Section 4.2 are for the exclusive benefit of the CanvasRx Shareholders and may be waived in whole or in part by the CanvasRx Shareholders in writing at any time.

ARTICLE 5
POST-CLOSING COVENANTS

5.1	Restrictive Covenant Tax Elections

The Parties acknowledge and agree that the restrictive covenants contained herein and in the Non-Competition Agreements (collectively, the "Non-Competition Covenants") are integral to this Agreement and are being granted to maintain and preserve the fair market value of the Purchased Shares transferred by the CanvasRx Shareholders to Aurora. The Parties agree that no portion of the Purchase Price shall be allocable to, and no proceeds shall be received or receivable by, the CanvasRx Shareholders for granting the Non-Competition Covenants. At the request of each CanvasRx Shareholder granting Non-Competition Covenants, Aurora agrees to execute a joint election with the CanvasRx Shareholders under subsection 56.4(7) of the Tax Act so that section 68 of the Tax Act does not apply to deem any portion of the consideration to be received or receivable by the CanvasRx Shareholders to be consideration for the Non-Competition Covenants.

5.2	Personal Information

Each CanvasRx Shareholder acknowledges and consents to: (i) the disclosure by Aurora of CanvasRx Shareholder Personal Information concerning the CanvasRx Shareholder to any Governmental Authority including, but not limited to, the Exchange and its Affiliates, authorized agents, Subsidiaries and divisions; and (ii) the collection, use and disclosure of CanvasRx Shareholder Personal Information by the Exchange in accordance with its policies.

5.3	MMPR License

The Aurora Companies shall take all such commercially reasonable steps and perform all commercially reasonable actions as are necessary to maintain Aurora LP's status as a Licensed Producer.

5.4	Change of Control of CanvasRx

Without the prior written consent of the Representative, Aurora will not consummate a Change of Control of CanvasRx until the earlier of:

(a)	the three (3) year anniversary of the Closing Date;

(b)	the payment of all Earn-Out Payments.

Notwithstanding the foregoing, in event that the CanvasRx Shareholder has an unresolved Claim against an Aurora Company with respect to a breach of a payment obligation to the CanvasRx Shareholder pursuant to Article 2, Aurora will not consummate a Change of Control of CanvasRx unless such unresolved Claim is resolved in accordance with this Agreement.

5.5	Indemnity Agreement

Aurora shall execute and deliver an indemnity agreement in favour of Joseph del Moral contemporaneously with an indemnity agreement being delivered by Aurora in favour of any director of Aurora.

5.6	Business Acquisition Report

The Representing Parties shall provide reasonably requested assistance to Aurora with respect to the completion of the conversion of the CanvasRx Financial Statements into IFRS compliant financial statements, the cost of such conversion to be borne by Aurora.

ARTICLE 6
RISK MANAGEMENT

6.1	Indemnification by the CanvasRx Shareholders regarding CanvasRx

The CanvasRx Shareholders shall, jointly and severally, indemnify and save the Aurora Companies harmless for and from and after the Closing Date against and in respect of any Losses resulting from:

(a)

any Loss of an Aurora Company as a result of any breach of representation or warranty of the CanvasRx Shareholders contained in this Agreement with respect to CanvasRx, the CanvasRx Disclosure Letter or the Transaction Documents or in any certificate or document delivered pursuant to or contemplated by this Agreement or any Transaction Document;

(b)

any Loss of an Aurora Company as a result of any breach or any non-fulfilment of any covenant or agreement on the part of the CanvasRx Shareholders contained in this Agreement, the CanvasRx Disclosure Letter or the Transaction Documents or in any certificate or document delivered pursuant to or contemplated by this Agreement or any Transaction Document on behalf of CanvasRx;

(c)

any Loss of CanvasRx post Closing as a result of the termination of any employees or consultants of CanvasRx at or prior to the Closing Date, including all severance, termination payments in lieu of working notice and other statutory payments related thereto; and

(d)	all claims, demands, costs and expenses, including reasonable legal expenses, in respect of the foregoing.

6.2	Indemnification by the CanvasRx Shareholders

The CanvasRx Shareholders shall, severally and not jointly, indemnify and save the Aurora Companies harmless for and from and after the Closing Date against and in respect of any Losses resulting from:

(a)

any Loss of an Aurora Company as a result of any breach of representation or warranty a CanvasRx Shareholders contained in this Agreement or the Transaction Documents or in any certificate or document delivered pursuant to or contemplated by this Agreement or any Transaction Document solely with respect to himself/herself/itself;

(b)

any Loss of an Aurora Company as a result of any breach or any non-fulfilment of any covenant or agreement on the part of a CanvasRx Shareholder contained in this Agreement or the Transaction Documents or in any certificate or document delivered pursuant to or contemplated by this Agreement or any Transaction Document solely with respect to himself/herself/itself; and

(c)	all claims, demands, costs and expenses, including reasonable legal expenses, in respect of the foregoing.

6.3	Indemnification by the Aurora Companies

The Aurora Companies shall, jointly and severally, indemnify and save the CanvasRx Shareholders harmless for and from and after the Closing Date against and in respect of any Losses resulting from:

(a)

any Loss of any CanvasRx Shareholder as a result of any breach of representation or warranty by an Aurora Company contained in this Agreement, the Aurora Disclosure Letter or the Transaction Documents or in any certificate or document delivered pursuant to or contemplated by this Agreement or any Transaction Document;

(b)

any Loss of any CanvasRx Shareholder as a result of any breach or any non-fulfilment of any covenant or agreement on the part of an Aurora Company contained in this Agreement, the Aurora Disclosure Letter or the Transaction Documents or in any certificate or document delivered pursuant to or contemplated by this Agreement or any Transaction Document; and

(c)	all claims, demands, costs and expenses, including reasonable legal expenses, in respect of the foregoing.

6.4	Notice of Claim

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Losses in respect of which a right of indemnification is provided for under this Article 6, the Indemnified Party shall promptly give written notice thereof (a "Notice of Claim"), which notice shall specify whether the potential Losses arise as a result of a Direct Claim or a Third Party Claim. Each Notice of Claim shall specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim, and any provisions of the Agreement, or of any Applicable Laws, relied upon; and

(b)	the amount of the Claim, or, if an amount is not determinable, an approximate and reasonable estimate of the potential Claim.

6.5	Direct Claims

Following receipt of notice of a Direct Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Direct Claim as the Indemnifying Party considers necessary or desirable.

For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party and its representatives the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all such other information as the Indemnifying Party may reasonably request. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such thirty (30) day period (or any extension thereof agreed upon by the Indemnified Party and the Indemnifying Party) as to the validity and amount of the Direct Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Direct Claim, failing which, the Claim shall be settled in accordance with Article 7 hereof.

6.6	Third Party Claims

(a)

With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of legal counsel, in which case legal counsel satisfactory to both the Indemnifying Party and the Indemnified Party shall be retained by the Indemnifying Party.

(b)

If the Indemnifying Party, having elected to assume control as contemplated in Section 6.6(a), thereafter fails to defend such Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(c)

In the event that any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Laws to make a payment to any Third Party with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or, if the Indemnifying Party is the CanvasRx Shareholder, the elected Indemnified Party may elect to have such the applicable amount set-off against future payments payable to the CanvasRx Shareholder provided that the CanvasRx Shareholder shall confirm in writing the set off amount. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Party.

(d)

Except in the circumstances contemplated by Sections 6.6(b), whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably delayed or withheld).

(e)

The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Third Party Claim.

(f)

The Parties shall use their commercially reasonable efforts to cooperate with each other with respect to Third Party Claims, shall keep each other advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a representative who will keep himself or herself informed about and be prepared to discuss the Third Party Claim with his or her counterpart and with legal counsel at all reasonable times.

(g)

Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not settle any Third Party Claim without the consent of the Indemnified Party unless the settlement includes a complete release of the Indemnified Party with respect to the claim.

(h)	Notwithstanding anything to the contrary herein, if the Indemnifying Party:

(i)	is not entitled to assume the investigation and defence of a Third Party Claim under this Agreement;

(ii)	does not elect to assume the investigation and defence of a Third Party Claim;

(iii)	assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence; or

(iv)

the Indemnified Party reasonably concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Party has the right (but not the obligation), to undertake the defence of the Third Party Claim.

(i)

In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim or the Indemnified Party reasonably concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Party may not assume the defence of the Third Party Claim unless the Indemnified Party gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within ten (10) days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal or Governmental Authority.

6.7	Subrogation

In the event that an Indemnifying Party shall be obligated to indemnify an Indemnified Party pursuant to the terms of this Agreement, the Indemnifying Party shall, upon fulfillment of its obligations with respect to indemnification (including payment in full of all amounts due pursuant to its indemnification obligations) be subrogated to all rights of the Indemnified Party with respect to the claims to which such indemnification relates.

6.8	Duty to Mitigate and Claim Under Insurance Policies

Each Party shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event that would reasonably be expected to give rise to any Losses. Each Party agrees to promptly make a claim against any applicable insurance policies with respect to any Loss which is covered by such insurance policies and any such Losses shall be net of any insurance recoveries or payments received by the Party suffering the Loss.

6.9	Exclusive Remedy

Other than as expressly provided for in this Agreement, the indemnities provided for in this Agreement shall constitute the only remedies of the Parties in the event of any breach of a representation, warranty, covenant or agreement of a Party contained in this Agreement. The Parties may also exercise any remedies available for claims based on fraudulent acts or fraudulent misrepresentation and any equitable remedies. Each of the Parties expressly waives and renounces any other remedies whatsoever, whether at law or in equity, which it would otherwise be entitled to as against a Party.

6.10	Losses

The Parties agree that, in all cases:

(a)	Losses shall be net of any insurance or other recoveries or payments received by an Indemnified Party or any of its affiliates in connection with the facts or circumstances giving rise to the Losses;

(b)

Subject to Section 6.10(c), in no event shall a Party be liable for indirect or consequential, exemplary, punitive or special damages (including without limitation, loss of profits, loss of opportunity, loss of business, loss of reputation and loss of financing) relating to this Agreement or any other any agreement, instrument or document executed in connection with this Agreement even if such Party has been advised of the possibility of such damages in advance and whether such losses arise in, under or pursuant to contract, tort, common law, equity, statute or otherwise;

(c)	The limitations set forth in Section 6.10(b) and Section 6.11, shall not apply with respect to:

(i)	Losses which result from a breach by a Party of its obligations of confidentiality hereunder;

(ii)

Losses which result from a breach of a payment obligation to the CanvasRx Shareholders pursuant to Article 2 or a breach of a payment obligation to CCC pursuant to the terms and conditions of the Services Agreement;

(iii)	Losses for Taxes that are payable by CanvasRx but unpaid prior to the Closing Date; and

(iv)

any portion of Losses that are found by final determination of an arbitrator to have resulted primarily and directly from the fraud or the gross negligence of a Party or its officers, directors, employees, agents, affiliates, representatives, successors or assigns.

6.11	Limitations of Liability

Notwithstanding anything to the contrary contained in this Agreement or any other agreement, instrument or document executed or delivered in connection with this Agreement or the transactions contemplated hereby or thereby:

(a)

no Party shall be entitled to duplication of recovery by reason of the state of facts giving rise to Losses constituting a breach of more than one representation, warranty, covenant or agreement in this Agreement;

(b)

other than with respect to Losses described in Section 6.10(c) which shall not be subject to any limitation of liability, the liability of a Party, its Affiliates and their respective officers, directors, employees, agents, affiliates, representatives, successors or assigns, in the aggregate, for all Losses in the aggregate, shall not exceed the amount of the Purchase Price paid as of the date of the resolution of the Claim, on an after Tax basis with respect to the CanvasRx Shareholders, in the event of a Claim(s) being brought pursuant to Section 6.1 or 6.3 and the pro rata amount paid to the applicable CanvasRx Shareholder.

(c)

no Party, its Affiliates and their respective officers, directors, employees, agents, Affiliates, representatives, successors or assigns, shall be liable to another Party, its Affiliates and their respective officers, directors, employees, agents, affiliates, representatives, successors or assigns, for any Losses which are caused by, but only to the extent that such Losses are caused by, the negligence or willful misconduct of such Party, its Affiliates and their respective officers, directors, employees, agents, affiliates, representatives, successors or assigns.

(d)

the CanvasRx Shareholder shall not be liable to the Aurora Companies, as applicable, for indemnification under Section 6.1 or 6.2, until the aggregate amount of all Losses in respect of indemnification under Section 6.1 or 6.2, as applicable, exceeds $150,000.00 in the aggregate in which case the full amount of all such Losses in excess of $150,000.00 shall be recoverable by the Aurora Companies.

6.12	Indemnification Adjustment to Purchase Price

Any amounts payable by the CanvasRx Shareholders or the Aurora Companies under this Article 6 shall, upon final determination of the Aurora Companies' entitlement to recovery, be satisfied, at the option of each CanvasRx Shareholder, as follows:

(a)	if any amounts are still due and payable under this Agreement, by way of a reduction or increase in the Purchase Price payable to such CanvasRx Shareholder;

(b)	by means of cancellation of Aurora Common Shares issued to such CanvasRx Shareholder hereunder ("Return of Aurora Common Shares"); or

(c)

by a cash payment by such CanvasRx Shareholder to Aurora. In the event that a CanvasRx Shareholder elects to satisfy any amounts payable pursuant to Article 6 by way of Return of Aurora Common Shares, the value of each Aurora Common Share shall be the closing trading price per Aurora Common Share on the Exchange on date that the final determination of the Aurora Companies' entitlement to recovery is determined.

ARTICLE 7
DISPUTE RESOLUTION

7.1	Arbitration Procedures

(a)

All disputes, controversies or claims arising out of, relating to, or in respect of this Agreement, including any issue regarding its existence, validity, enforceability, interpretation, breach or termination (each a "Dispute") shall be resolved in accordance with the terms of this Agreement.

(b)

Any Dispute that the CanvasRx Shareholders and the Aurora Companies are unable to amicably resolve or settle between themselves through negotiations within fifteen (15) Business Days (or such longer period as the applicable parties may agree to in writing) of a party being provided notice of such dispute or difference in accordance with Section 10.5 of this Agreement (the "Consultation Period") shall be referred to and finally determined by final and binding arbitration.

(c)

The arbitration shall be confidential and shall be conducted by a single independent and impartial arbitrator selected jointly by Aurora and the Representative. If Aurora and the Representative are unable to select such arbitrator within fifteen (15) days, the arbitration shall be conducted by three (3) arbitrators, one (1) of whom shall be selected by Aurora, one (1) of whom shall be selected by the Representative and one (1) of whom shall be selected by the arbitrators selected by Aurora and the CanvasRx Shareholders (the single arbitrator or the three (3) arbitrators selected pursuant to this Section 7.1(c), is/are the "Arbitrator").

(d)	The arbitration shall be governed by the Arbitration Act (Alberta) to the extent that such rules do not conflict with the terms of this Article 7.

(e)

The arbitration shall be seated in the City of Edmonton and the arbitration agreement set forth in this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta. The language of the arbitration shall be English.

(f)

Within thirty (30) days of the expiry of the Consultation Period, the disputing parties agree to jointly select the Arbitrator in accordance with Section 7.1(c), who shall be trained in the laws of Alberta. The Arbitrator shall be impartial and independent of the parties and shall be experienced and knowledgeable about the subject matter of the Dispute (generally and not as to the express facts concerning the Dispute).

(g)

It is specifically acknowledged and agreed that any Dispute that cannot be resolved between the disputing parties prior the expiry of the Consultation Period shall be submitted to arbitration irrespective of the magnitude thereof or the amount in question.

(h)

The Arbitrator shall have jurisdiction: (i) to apply all applicable statutes, regulations, common law and equity; and (ii) to make an award or awards in respect of interest and the payment of the costs of the arbitration (including arbitrators' fees and the legal costs of the parties). The Arbitrator also may, where requested by a party, determine the nature and extent of production of documents and oral depositions.

(i)

The award of the Arbitrator shall be reduced to writing and be final and binding on the disputing parties (a "Final Determination"). Any monetary award shall be made and payable, free of any taxes or other deduction, and shall bear interest from the date of any breach or other violation of this Agreement to the date on which the award is paid, at a rate determined by the Arbitrator.

(j)

Judgment upon the award(s) rendered by the Arbitrator may be entered and execution had in any court of competent jurisdiction, or application may be made to such court for a judicial acceptance of the award and order of enforcement.

(k)

Each disputing party shall bear its own expenses of preparing for and participating in connection with the arbitration, including legal fees but the party against whom judgment is rendered shall bear all legal fees of the Arbitrator.

(l)

By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of the arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies in aid of arbitration as may be available under the jurisdiction of a legal court, the Arbitrator shall have full authority to grant provisional remedies, statutory remedies and to award damages for the failure of the disputing parties to respect the Arbitrator's orders to that effect.

(m)

Nothing in this Agreement shall restrict or prohibit a party from commencing arbitration at any time, including prior the expiry of a Consultation Period, in order to protect its rights under this Agreement or in relation to a dispute or disagreement.

7.2	Continued Performance

Except where reasonably prevented by the nature of the Dispute, the Parties shall continue to perform their respective duties, obligations and responsibilities under this Agreement and the Transaction Documents while the Dispute is being resolved in accordance with this Article 7, unless and until such obligations are lawfully terminated or expire in accordance with the provisions thereof.

7.3	Proceedings Confidential

All dispute resolution and arbitration proceedings (including all related information, communications, documents, materials, and evidence) shall be strictly confidential, and each party shall have a fiduciary obligation to the other parties to protect, preserve and maintain the integrity of such confidentiality.

ARTICLE 8
CANVASRX SHAREHOLDER REPRESENTATIVE

8.1	Representative

(a)

By virtue of executing this Agreement and the Transaction Documents, each of the CanvasRx Shareholders hereby appoints and constitutes Ronan Levy (together with his/her permitted successors) (the "Representative") as his/her/its true and lawful agent and attorney-in-fact to act for and on behalf of such Party for the purpose of taking any and all actions by such Party specified in or contemplated by this Agreement or any of the Transaction Documents, including as agent and attorney-in-fact for such party:

(i)	in connection with any amendment or waiver of any provision of this Agreement or the Transaction Documents;

(ii)	with respect to any other matter that requires an action of any of the CanvasRx Shareholders under this Agreement or any of the Transaction Documents.

(b)	In his capacity as such, the Representative shall be authorized, at his sole discretion to:

(i)	give and receive notices and communications (on behalf of any of the CanvasRx Shareholders) relating to this Agreement or any of the transactions and other matters contemplated hereby;

(ii)	if applicable, authorize deliveries on behalf of the CanvasRx Shareholders to the Aurora Company of cash from the CanvasRx Shareholders in satisfaction of Claims asserted by the Aurora Companies;

(iii)	object to any Claims made by the Aurora Companies against the CanvasRx Shareholders;

(iv)

consent or agree to, negotiate, enter into settlements and compromises of, and/or agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any Claims (other than any Claim by the Aurora Companies against a CanvasRx Shareholder for fraud, intentional misrepresentation or wilful breach), including with respect to any dispute between the Aurora Companies and a CanvasRx Shareholders relating to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby; and

(v)

take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.

(c)

Any decision, act, consent or instruction of the Representative under this Agreement or the Transaction Documents shall constitute a decision of each of the CanvasRx Shareholders and shall be final, binding and conclusive upon each of the CanvasRx Shareholders, and the Aurora Companies shall be entitled to rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of each of the CanvasRx Shareholders. The Representative shall not bear any personal liability in connection with his actions as the Representative, except for personal liability arising out of or in connection with wilful breach, intentional misrepresentation or fraud by the Representative.

(d)	The limited power of attorney granted hereby is coupled with an interest and shall:

(i)	survive and not be affected by the subsequent death, incapacity, disability bankruptcy, liquidation or dissolution as applicable, of any CanvasRx Shareholder, and

(ii)	extend to each of the CanvasRx Shareholders' successors, permitted assigns, heirs, executors and legal representatives, as applicable.

(e)

The Representative may at any time resign from his position upon delivery of notice in writing to the Aurora Companies and each of the CanvasRx Shareholders, which resignation shall be effective only upon the appointment or deemed appointment of a replacement Representative in accordance with the terms hereof.

(f)

The Representative may be replaced from time to time by a Majority of the CanvasRx Shareholders upon not less than ten (10) days' prior written notice to the Aurora Companies and only with the Aurora Companies' prior written consent, which consent shall not be unreasonably withheld; provided, however, that no removal of the Representative shall be effective until such time as a replacement Representative has been appointed in accordance with the terms hereof. For the purposes hereof.

(g)

If Ronan Levy resigns from his position as the Representative, or is unable or unwilling to serve as the Representative for any reason, and no other representative is elected in writing by the Majority of the CanvasRx Shareholders prior to such resignation taking effect, then Hannan Fleiman shall, effective as of the date on which Ronan Levy ceased as the Representative, be deemed to be the substituted Representative for all purposes of this Agreement.

(h)

The each of the CanvasRx Shareholders, jointly and not severally, hereby agree to hold the Representative harmless each of the CanvasRx Shareholders, in accordance with such CanvasRx Shareholder's pro rata interest as forth in the Direction, agree to indemnify and defend the Representative from and against any and all Losses arising out of or in connection with any act or failure to act of the Representative hereunder, except to the extent that such Losses have been caused by wilful breach, intentional misrepresentation or fraud by the Representative. Each CanvasRx Shareholder hereby acknowledges and agrees that the foregoing hold harmless and indemnity shall survive the Closing and shall survive the resignation or removal of the Representative. The Representative may arrange to receive reimbursement directly from the CanvasRx Shareholders for any and all expenses, charges and liabilities, including attorneys' fees, reasonably incurred by Representative in the performance or discharge of his rights and obligations under this Agreement.

ARTICLE 9
FORCE MAJEURE AND CHANGE IN LAW

9.1	Strain Selection and Volume Requirements

From Closing to October 31, 2016, Aurora LP shall, acting reasonably and in good faith with a view to the intent and spirit of this Agreement, determine the patient amounts that CanvasRx may refer to Aurora based on Aurora LP's current and forecasted production. By no later than October 31, 2016, Aurora LP and the Representing Parties shall have agreed to a model reasonably satisfactory to Aurora LP and the Representing Parties to determine a monthly supply requirement of Aurora LP and a minimum monthly patient quota for patients from CanvasRx (the "Model"). Aurora LP will use best efforts to ensure that its production is consistent with the Model. If Aurora LP is unable to meet the forecasts set out in the Model, Aurora LP shall not be liable for any default or delay in the performance of its obligations with respect to the Model if and to the extent such default or delay is caused, directly or indirectly, by an act of Force Majeure (a "Force Majeure Event"), provided that Aurora LP is without fault in causing such default or delay, in which case the applicable period for an Earn-Out Payment set forth in Section 2.5 shall be extended for a period of time equivalent to the applicable Blackout Period. Upon the occurrence of any Force Majeure Event, Aurora LP shall use its good faith commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay and notify the CanvasRx Shareholders in writing and describe a reasonable level of detail the circumstances causing such delay.

9.2	Change in Law

(a)

If anytime from the Closing Date to the four(4) year anniversary of the Closing Date, there is any change in Applicable Law with which a Party is required to comply and, as a result of such compliance, such Party is no longer able to comply with one or more provisions of this Agreement or a Transaction Document (each such change, a "Change of Law") the affected Party shall promptly notify (a "Change of Law Notice") in writing the non- affected Party of the Change of Law and any such notice shall contain a description of the Change of Law (with supporting documentation), the exact obligations under this Agreement or a Transaction Document which the affected Party is delayed or prevented from performing as a result of such Change of Law (the "Affected Obligations").

(b)

The Parties will, in good faith, seek to agree on amendments (if any) to this Agreement or a Transaction Document, as applicable, necessary and appropriate to take account of the Change of Law. All such amendments (if any) shall be agreed to by the Parties no later than sixty (60) calendar days from the date of the Change of Law Notice, or such later date as the Parties may mutually agree in writing (the "Change Period").

(c)

During the Change Period the obligation of the affected Party to perform the Affected Obligations shall be suspended and the affected Party shall not suffer or incur any liability to the non-affected Party or other Person in connection with its delayed or non- performance of the Affected Obligations, provided that the affected Party has used and continues to use its commercially reasonable good faith efforts to minimize the impact of its delay or non-performance of the Affected Obligations, including cooperating and collaborating with the non-affected Party to impose interim procedures or workarounds to minimize the impact of its delay or non-performance of the Affected Obligations.

(d)	in the event that the Parties are unable to agree to amendments in accordance with Section 9.2(b):

(i)

where such Change of Law results in AMJ being prohibited pursuant to Applicable Law from, directly or indirectly, legally or beneficially owning all or any portion of the CanvasRx Business or CanvasRx's ability to be a party to the Services Agreement, the Parties will each use their commercially reasonable efforts to terminate this Agreement and unwind the transactions contemplated herein on mutually acceptable commercial terms within ninety (90) days of the expiration of the Change Period (the “Transaction Unwinding”). The Parties shall have the right to refer any disputes with respect to the Transaction Unwinding or the terms thereof to the Arbitrator in accordance with Article 7; and

(ii)

with respect to any other Change of Law, the Parties shall have the right to refer any disputes to this Agreement, the Transaction Document or the Affected Obligations, as applicable, to the Arbitrator in accordance with Article 7.

ARTICLE 10
GENERAL MATTERS

10.1	Public Statements

No public announcement or statement concerning the execution and delivery of this Agreement and the transactions contemplated by this Agreement shall be made by a Party, its Affiliates or their respective directors, officers, employees or shareholders without the prior written consent of the other Party (in each such case such consent not to be unreasonably withheld or delayed) unless such disclosure is required by Applicable Law. If such disclosure is required by Applicable Law, each Party shall use commercially reasonable good faith efforts to enable the other Party to review and comment on such disclosure prior to the release thereof and, if such prior review and consultation is not possible, to give oral and written notice of such disclosure immediately following the making of such disclosure. For the avoidance of doubt, the Parties may disclose the existence of this Agreement, and/or a copy of this Agreement, to Health Canada, the Exchange and any other Governmental Authority. In the event a Party determines to make such disclosure to Health Canada, the Exchange or any other Governmental Authority, such Party will first advise the other Party of its intention to do so and use commercially reasonable good faith efforts to enable the other Party to review and comment on such disclosure prior to the release thereof.

10.2	Set-Off

In the event that an Aurora Company makes a Claim against the CanvasRx Shareholders for Taxes that are payable but unpaid prior to the Closing Date (for clarity, such Claim to occur after the Closing Date), then Aurora shall be entitled to withhold future payment under this Agreement in an amount equal to the aggregate of such Claim as may be made from time to time (the "Withheld Amount") only if the Representative and the applicable Aurora Company have not settled the Claim, in writing, within fifteen (15) Business Days from the Representative's receipt of notice of the applicable Claim pursuant to Article 6. Subject to Section 6.5, Aurora shall: (i) be entitled to set-off the Withheld Amount, or part thereof, as the case may be, as a permanent reduction to the Earn-Out Payments, or (ii) release to the CanvasRx Shareholders the Withheld Amount, or part thereof, as the case may be, once the related Claim has been determined to be non-appealable and a final judgement of a court of competent jurisdiction in the opinion of counsel to the Representative (the "Set-Off Final Determination") or the applicable Parties reach a written settlement in respect of the Claim. The Withheld Amount, or part thereof, shall be released within five (5) Business Days of the Set-Off Final Determination or settlement, as applicable.

10.3	Confidentiality

The Parties shall treat the terms of this Agreement and all information provided under or in connection with this Agreement (collectively, "Confidential Information") as confidential and may not either disclose Confidential Information or use it other than for bona fide purposes connected with this Agreement or any other agreements or instruments in any way related to this Agreement without the prior written consent of the other parties to this Agreement, except for that consent is not required for disclosure to:

(a)

an Affiliate of a party to this Agreement, directors, officers, or employees of a party to this Agreement or an Affiliate to a party to this Agreement, as long as they in turn are required to treat the Confidential Information as confidential on terms substantially the same as those set out in this Section 10.2;

(b)

accountants, professional advisers and bankers and other lenders, whether current or prospective, as long as they are subject to statutory professional secrecy rules or similar legal concepts under Applicable Laws or, in turn, are required to treat the Confidential Information as confidential on terms substantially the same as those set out in this Section 10.2;

(c)

any Governmental Authority having jurisdiction over a party to this Agreement, to the extent legally required, and then only after, to the extent permitted by law, informing the other parties thereof and, to the extent possible, with sufficient notice in advance to permit the other parties to seek a protective order or other remedy;

(d)

any Person to the extent required by any Applicable Laws, judicial process or the rules and regulations of any recognized stock exchange and then only subject to prior consultation with the other Parties;

(e)

any intended assignee of the rights and interests of a party under this Agreement or to a Person intending to acquire an interest in a party to this Agreement as long as the intended assignee or acquirer in turn is required by that party to treat the Confidential Information as confidential in favour of the other parties on terms substantially the same as those set out in this Section 10.2; or

(f)	the extent that the Confidential Information is in or lawfully comes into the public domain other than by breach of this Section 10.2.

10.4	Expenses

Except as otherwise specified in the Agreement, each Party shall be responsible for the expenses (including fees and disbursements of its advisors and agents) incurred by it in connection with the negotiation and settlement of this Agreement and the completion of the transactions contemplated by this Agreement and the Transaction Documents, provided, that the fees and expenses of CanvasRx and the CanvasRx Shareholders incurred in connection with the transactions contemplated by this Agreement set forth in Exhibit “B” shall be payable by Aurora on the Closing Date and in consideration of such payments, the Aurora Amounts shall be forgiven in full.

10.5	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by sending same by facsimile, email, prepaid first-class mail or by delivery by hand addressed to the Party to which the notice is to be given at the applicable address noted below. Any such notice, consent, waiver, direction or other communication, if sent by facsimile or email, shall be deemed to have been given and received at the time of receipt (if a Business Day or, if not, the next succeeding Business Day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been received on the next succeeding Business Day; if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lock-out of otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof; or, if delivered by hand, shall be deemed to have been received on the day on which it is delivered (if a Business Day, if not, the next succeeding Business Day).

The address for each of the Parties shall be as follows:

(a)	To Aurora:

Aurora Cannabis Inc.
1500-1199 West Hastings Street
Vancouver, British Columbia

Attention:            Terry Booth
Email:                    Terry@auroramj.com

With a copy to (which shall not constitute notice hereunder):

Brownlee LLP
2200 Commerce Place
10155 - 102 Street
Edmonton, Alberta, T5J 4G8

Attention:       Jillian Swainson
Fax:                 (780) 424-3254
Email:              jswainson@brownleelaw.com

(b)	To CanvasRx:

CanvasRx Inc.
300-1084 Queen Street West
Toronto, Ontario M6J 1H8

Attention:              Ronan Levy
Email:                      ronan@canvasrx.com

With a copy to (which shall not constitute notice hereunder):

Bennett Jones LLP
3400 One First Canadian Place
Toronto, Ontario, M5X 1A4

Attention:            Hugo Alves
Fax:                       (416) 863-1716
Email:                    alvesh@bennettjones.com

(c)	To the CanvasRx Shareholders:

As set forth in the CanvasRx Shareholder's signature page.

Ronan Levy
58 Fulton Avenue
Toronto, ON
M4K 1X8
416-505-0929

With a copy to (which shall not constitute notice hereunder):
Bennett Jones LLP
3400 One First Canadian Place
Toronto, Ontario, M5X 1A4

Attention:           Hugo Alves
Fax:                     (416) 863-1716
Email:                  alvesh@bennettjones.com

The failure to send or deliver to any Party's counsel a copy of any notice, consent, waiver, direction or other communication given under this Section 10.5 shall not invalidate any such notice, consent, waiver, direction or other communication.

10.6	Time of Essence

Time is of the essence of this Agreement.

10.7	Further Assurances

The Aurora Companies, CanvasRx and the CanvasRx Shareholders shall, from time to time and at all times hereafter, at the request of the other but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

10.8	Counterparts

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile or other means of electronic communication and all such counterparts, taken together, shall constitute one and the same agreement.

10.9	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors, legal representatives and permitted assigns.

10.10	Assignment

No Party may assign their rights under this Agreement without the prior written consent of the other Parties.

10.11	Independent Legal Advice

Each of the Parties acknowledges that they: (a) have been advised by the other Parties to seek independent legal advice; (b) have sought such independent legal advice or deliberately decided not to do so; (c) understand their rights and obligations under this Agreement; and (d) are executing this Agreement voluntarily.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

AURORA CANNABIS INC.

Per: ______________________

Name: STEVE DOBLER
Title: PRESIDENT
Authorized Signatory

AURORA CANNABIS ENTERPRISES INC.

Per: ______________________

Name: STEVE DOBLER
Title: AUTHORIZED SIGNATORY
Authorized Signatory

AURORA MARIJUANA INC.

Per: ______________________

Name: STEVE DOBLER
Title: PRESIDENT
Authorized Signatory

CANVASRX INC.

Per: ______________________

Name:
Title:
Authorized Signatory

CANVASRX SHAREHOLDERS:

Please see the following pages for the CanvasRx Shareholders signatures.

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: 2360204 Ontario Limited

Address of CanvasRx Shareholder: 27 LARABEE CRESCENT, TORONTO, ONTARIO M3A 3E6

Email address of CanvasRx Shareholder: LEO@CANVASRX.COM

Fax address of CanvasRx Shareholder: ______________________

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

______________________)
Signature)

Ronan Levy)
Name)

______________________)

Entrepreneur)
Occupation)

____
Print Name LEO LIAO
as an authorized signatory for
2360204 Ontario Ltd.

Name of Corporate Shareholder:

____

____

____
Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: John Hanlon

Address of CanvasRx Shareholder: 1708-35 Balmuto St, Toronto, ON M4Y 0A3

Email address of CanvasRx Shareholder: johnghanlon@gmail.com

Fax address of CanvasRx Shareholder: 416 864 5854

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

Signature

Serina Wong
Name

2913- 763 Bay St, Toronto, ON
Address

Pharmacist
Occupation

Print Name John Hanlon

Name of Corporate Shareholder:

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: JOHNATHAN WERYNSKI

Address of CanvasRx Shareholder: 31 BIRDSTONE CR. TORONTO M6N 5H6

Email address of CanvasRx Shareholder: jwerynski@outlook.com

Fax address of CanvasRx Shareholder: N/A

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

Tracey McCutcheon
Name

31 Birdstone Cres.
Address
Toronto, ON M6N 5H6

Professor
Occupation

Tracey McCutcheon
Print Name

Name of Corporate Shareholder:

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: ____________________

Address of CanvasRx Shareholder: ____________________

Email address of CanvasRx Shareholder: odedsamuel@rogers.com

Fax address of CanvasRx Shareholder: ____________________

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

Jonathan Samuel
Name

Print Name

15 Northmount Ave
Address
Toronto ON M3H 1N5

Wealth Manager
Occupation

Name of Corporate Shareholder:

698007 Ontario Ltd.

[signature]
Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: BENJAMIN AND JESSA GREENFIELD TRUST

Address of CanvasRx Shareholder: 8515 N ARGONNE RD, SPOKANE, WA 99217 USA

Email address of CanvasRx Shareholder: ben@bengreenfieldfitness.com

Fax address of CanvasRx Shareholder: ______________________

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

Ronan Levy
Name

58 Fulton Avenue, Toronto, Ontario, M4K 1X8
Address

____

Entrepreneur
Occupation

[signature]
Print Name

Name of Corporate Shareholder:

____

____

____
Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: BARRY RONALD WAISGLASS

Address of CanvasRx Shareholder: 142 LAKESIDE DRIVE, GRIMSBY, ONTARIO L3M2L5

Email address of CanvasRx Shareholder: B.WAISGLASS@GMAIL.COM

Fax address of CanvasRx Shareholder: __________

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]

Signature

A.M. MEDORUMA

Name

142 LAKESIDE DR.

Address

GRIMSBY, ON

Occupation

[signature]

Print Name BARRY RONALD WAISGLASS

Name of Corporate Shareholder:

____

____

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: Colleen Collins

Address of CanvasRx Shareholder: 2-148 Main St. St. Catharines, ON L2N4V5

Email address of CanvasRx Shareholder: colleen@cannabisclinics.ca.

Fax address of CanvasRx Shareholder: 1-888-261-7116

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

MICHAEL COLLINS
Name

Colleen Collins.
Print Name

2-148 MAIN STREET
Address
ST. CATHARINES, ON

VISUAL EFFECTS ARTIST
Occupation

Name of Corporate Shareholder:

____

____

____
Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder:	CRS Energy Inc.
Address of CanvasRx Shareholder:	42 Celia Crescent, Guelph, ON, Canada
Email address of CanvasRx Shareholder:	hfleiman@gmail.com
Fax address of CanvasRx Shareholder:	

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

Ronan Levy
Name

58 Fulton, Toronto, Ontario, M4K1X8
Address

General Counsel &CDO, CanvasRx
Occupation

[signature]
Print Name Hannan Fleiman

Name of Corporate Shareholder:

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder:	Daniel MacDonald
Address of CanvasRx Shareholder:	263 Dawlish Ave., North York, Ontario, M4N 1J4
Email address of CanvasRx Shareholder:	daniel@filterbutler.com
Fax address of CanvasRx Shareholder:	

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

Signature

VLAD KLACAK
Name

25 lower Simcoe
Address

Lawyer
Occupation

Print Name Daniel MacDonald

Name of Corporate Shareholder:

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: Hannan Fleiman

Address of CanvasRx Shareholder: 7 Peveril Hill South, Toronto, M6C 3A7, ON, Canada

Email address of CanvasRx Shareholder: hfleiman@gmail.com

Fax address of CanvasRx Shareholder: ____________________

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

____________________ Signature	)	[signature]
Ronan Levy Name	)	Print Name Hannan Fleiman
58 Fulton, Toronto, Ontario, M4K1X8 Address	)	
____________________	)	
General Counsel &CDO, CanvasRx Occupation	)	

Name of Corporate Shareholder:

____

____

____

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder:	2360203 Ontario Limited
Address of CanvasRx Shareholder:	155 Shaw St, Toronto, ON M6J 2W6
Email address of CanvasRx Shareholder:	joseph@canvasrx.com
Fax address of CanvasRx Shareholder:	

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

Ronan Levy
Name

58 Fulton Ave, Toronto, ON M4K 1X8
Address

Entrepreneur
Occupation

[signature]
Print Name 2360203 Ontario Limited

Name of Corporate Shareholder:

2360203 Ontario Limited

[signature]
Authorized Signatory Joseph del Moral

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder:	Karna Jani
Address of CanvasRx Shareholder:	747 Chatham St E - Apt 2. Windsor, ON N9A 2X6
Email address of CanvasRx Shareholder:	karna@canvasrx.com
Fax address of CanvasRx Shareholder:	1 226 773-1409

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[illegible]	[illegible]
Signature	
[illegible]	
Name	Print Name Karna Jani
25 Lower Simcoe	
Address	
Lawyer	
Occupation	

Name of Corporate Shareholder:

____

____

____

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: Mohamed Dabbour

Address of CanvasRx Shareholder: 478 Winfield Terrace, Mississauga, Ontario, L5R1P6

Email address of CanvasRx Shareholder: mkdabbour@gmail.com

Fax address of CanvasRx Shareholder: ______________________

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]	)	
Signature	)	[signature]
Ronan Levy	)	
Name	)	Print Name Mohamed Dabbour
58 Fulton Avenue, Toronto, Ontario, M4K 1X8	)	
Address	)	
	)	
Entrepreneur	)	
Occupation	)	

Name of Corporate Shareholder:

____

____

____

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: Michelle Samuel

Address of CanvasRx Shareholder: 107 Combe Ave Toronto M3H 4J8

Email address of CanvasRx Shareholder: michellesamuel@gmail.com

Fax address of CanvasRx Shareholder: ______________________

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]	
Signature	
Jonathan Samuel	[signature]
Name	Print Name Michelle Samuel
15 Northmount Ave	
Address	
Toronto ON M3H 1N5	
Wealth Manager	
Occupation	

Name of Corporate Shareholder:

____

____

____

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder:	Nicholas Allen
Address of CanvasRx Shareholder:	1208 Lincoln Drive, Kingston, ON K7M 4Z8
Email address of CanvasRx Shareholder:	nick@canvasrx.com
Fax address of CanvasRx Shareholder:	

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

Ronan Levy
Name

58 Fulton Avenue, Toronto, Ontario, M4K 1X8
Address

Entrepreneur
Occupation

[signature]
Nicholas Allen
Print Name

Name of Corporate Shareholder:

____

____

____
Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder: PETER VUONG

Address of CanvasRx Shareholder: 76-151 DAN LECKIE WAY TORONTO ON M5V 4B2

Email address of CanvasRx Shareholder: PETER @CANVASRX. COM

Fax address of CanvasRx Shareholder: 1-888-261-7116

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

[signature]
Signature

Colleen Collins
Name

2448 Main St St. Catharines.
Address

Central Intake. Manager
Occupation

PETER VUONG.
Print Name

Name of Corporate Shareholder:

Authorized Signatory

Signatures of CanvasRx Shareholders

CanvasRx Shareholder Details:

Name of CanvasRx Shareholder:	RYAN YERMUS
Address of CanvasRx Shareholder:	1 ROSTREVOR RD., TORONTO, ON, M6C-3E5
Email address of CanvasRx Shareholder:	RYAN.YERMUS@GMAIL.COM
Fax address of CanvasRx Shareholder:	1-888-976-0247

The undersigned hereby agrees to be bound by the terms and conditions of the Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Closing Date first above written.

WITNESSED BY:

Signature

SARAH YERMUS
Name

1 ROSTREVOR RD, TORONTO, ON, M6C-3E5
Address

OFFICE MANAGER
Occupation

Print Name RYAN YERMUS

Name of Corporate Shareholder:

Authorized Signatory

EXHIBIT "A"

THE REORGANIZATION AND THE AMENDMENT

1.1	Reorganization

The material terms of the Reorganization prior to the Closing Time are as follows:

(a)	the sale of all of the issued and outstanding shares of CCC to 2530922 Ontario Inc. for nominal value;

(b)	the conversion of all the outstanding debentures and convertible securities of CanvasRx Holdings Inc. into common shares in the capital of CanvasRx Holdings Inc.; and

(c)	the vertical amalgamation of CanvasRx Holdings Inc. and Pre-Reorganization CanvasRx.

EXHIBIT "B"

EXPENSES

A.	Legal fees payable to Bennett Jones LLP in the amount of $250,000, inclusive of disbursements and Taxes.

B.	Expenses of CCC in the amount of $190,091.00.

C.	Repayment of amounts owing to Aphria Inc. in the amount of $40,609.00.